5/23


05008224

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rock energy Inc.

*CURRENT ADDRESS

PROCESSED
MAY 23 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34785 FISCAL YEAR 12-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/23/05

File No. 82-34785


rockenergy INC.

ARLS
12-31-04

Annual Information Form

Year Ended December 31, 2004

March 14, 2005

TABLE OF CONTENTS

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
Mmbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
BOPD	barrels of oil per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
Mmbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
BOE/d	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
Mstboe	1,000 stock tank barrels of oil equivalent
M$	thousands of dollars
MM$	millions of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and in certain documents incorporated by reference into this Annual Information Form, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward looking statements are reasonable butn o assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual

Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form, as the case may be. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this Annual Information Form and the documents incorporated by reference contain forward-looking statements pertaining to the following:

- the quantity of reserves;
- oil and natural gas production levels;
- capital expenditure programs;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under government regulatory and taxation regimes.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

- volatility in market prices for oil and natural gas;
- liabilities and risks inherent in oil and natural gas operations;
- uncertainties associated with estimating reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisition; and
- geological, technical, drilling and processing problems.

CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd.;

"**GLJ Report**" means the report of GLJ dated February 28, 2005 evaluating the crude oil, natural gas liquids and natural gas reserves of the Corporation as at December 31, 2004;

"**Gross**" or "**gross**" means:

(a) in relation to the Corporation's interest in production and reserves, its "Corporation gross reserves", which are the Corporation's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation;

(b) in relation to wells, the total number of wells in which the Corporation has an interest; and

(c) in relation to properties, the total area of properties in which the Corporation has an interest;

"**Net**" or "**net**" means:

(d) in relation to the Corporation's interest in production and reserves, the Corporation's interest (operating and non-operating) share after deduction of royalties obligations, plus the Corporation's royalty interest in production or reserves;

(e) in relation to wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(f) in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation;

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**PLA**" means Paddock Lindstrom & Associates Ltd.; and

"**PLA Report**" means the report of PLA dated May 6, 2004 evaluating the crude oil, natural gas liquids and natural gas reserves of the Corporation as at March 31, 2004.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

ROCK ENERGY INC.

The Corporation

Rock Energy Inc. (the "Corporation" or "Rock"), formerly Medbroadcast Corporation ("Medbroadcast"), changed its name to Rock Energy Inc. effective February 18, 2004 in conjunction with a continuation of Medbroadcast from the federal jurisdiction of Canada to the jurisdiction of the province of Alberta.

Medbroadcast was incorporated pursuant to the *Company Act* (British Columbia) on February 15, 1988 under the name "Prime Equities Inc.". On October 25, 1991, Medbroadcast's Memorandum was amended to change the name of Medbroadcast to "Prime Equities International Corporation", to consolidate its common shares on a 1:10 basis, and to increase the authorized capital back up to 700,000,000 shares divided into 400,000,000 common shares without par value and 300,000,000 preference shares ("Preference Shares") without par value. On August 11, 1998, the Corporation's Memorandum was amended to change the name of the Corporation to "medEra Life Science Corporation". On January 4, 2000, the Corporation continued into the federal jurisdiction of Canada pursuant to the *Canada Business Corporations Act*. Concurrent with such continuation, the Corporation changed its name to "Medbroadcast Corporation" and revised its authorized capital to consist of an unlimited number of common shares and 300,000 preference shares. In conjunction with such continuation, Medbroadcast adopted By-laws in place of the Articles.

On February 18, 2004 Medbroadcast was continued out of the federal jurisdiction of Canada into the Province of Alberta, the name of the Corporation was changed to "Rock Energy Inc." and the common shares of the Corporation were consolidated on a 1:30 basis.

The Corporation is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada.

The Corporation's head office is located at Suite 1750, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Corporate Strategy

Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Rock's philosophy is to operate and have high working interests in the majority of its production base. Rock's current geographic focus is the central and eastern areas of Alberta and west central Saskatchewan (which comprises the Corporation's Plains core area), although other opportunities have been and will be considered. As Rock grows, the Corporation intends to expand operations north and west with the aim of being the operator and high working interests without taking on undue financial risk in these typically more expensive operations.

Rock announced on March 14,2 005 that it has signed agreements to acquire properties from 14 different entities with non-operated working interests in many of the same properties across the western Canadian sedimentary basin. Rock intends to rationalize the working interests in these properties through acquisitions, divestitures and swapping of interests whereby Rock will have higher working interests in the remaining properties and ultimately work towards operating these properties. Through the rationalization process, Rock hopes to establish two new core areas in West Central Alberta and Northeast BC along with the Corporation's existing Plains core area. See "Recent Developments" section below for more information on the announced transactions.

In addition to the acquisitions and rationalization process described above, Rock intends to continue to evaluate acquisitions, both properties and corporate, primarily in its target core areas to compliment future internal operations. Rock will continue to evaluate other acquisition opportunities over time, as the company continues to grow and execute its business plan.

Subsidiaries

Rock haso ne active wholly-owned subsidiary, Rock Energy Ltd. ("Rock Energy"). Rock Energy was incorporated on November 21, 2002 under the*Bu siness Corporations* Act (Alberta) as 1018369 Alberta Ltd. and as a wholly owned subsidiary of Storm Energy Ltd. ("Storm"). 1018369 Alberta Ltd. changed its name to Rock Energy Ltd. on December 10,

2002. On December 23, 2002 the Corporation bought the Medicine River property for 1,999,900 common shares of Rock Energy. Rock Energy began accounting for the property effective January 1, 2003. On January 14, 2003 Rock acquired 1018260 Alberta Ltd. ("1018260") by issuing 2,210,000 common shares of Rock Energy ("Rock Energy Shares") for all of the outstanding shares of 1018260. 1018260 was a corporation controlled by the Bey Family Trust, Alexander Brown, Sean Moore and Storm. After the acquisition, the shareholders ofl 018260 (excluding Storm) owned 52% of the Rock Energy Shares. Rock Energy and 1018260 amalgamated effective January 15, 2003, and the amalgamated company continued under the name "Rock Energy Ltd."

All of the Rock Energy oil and gas properties are now beneficially owned by the Rock Energy Production Partnership (the "Partnership"). The partners of the Partnership are the Corporation and Rock Energy. Legal title to the oil and gas properties is held by Rock Energy.

Unless the context otherwise requires, reference in this Annual Information Form to the "Corporation" includes the Corporation, Rock Energy and the Partnership.

DESCRIPTION OF CAPITAL STRUCTURE

As a result of the amendments described above (see "Rock Energy Inc. - The Corporation" section), the authorized share capital of the Corporation consists of an unlimited number of common shares without nominal or par value and 300,000 preferred shares. The following is a description of the rights, privileges, instructions and conditions attached to the share capital of the Corporation.

Common Shares

The holders of common shares are entitled to one vote at each meeting of holders of common shares. On the liquidation, dissolution or winding-up of the Corporation, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall be entitled to receive the remaining property and assets of the Corporation. The holders of common shares are entitled to receive, if, as and when declared by the directors of the Corporation, non-cumulative dividends at such rate and payable on such date as may be determined from time to time by the directors of the Corporation.

Preferred Shares

The preferred shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares, subject to the maximum total number of preferred shares issuable, as may, before the issue thereof, be determined by resolution of the board of directors of the Corporation. Subject to the provisions of the *Business Corporation* Act (Act), the board of directors of the Corporation may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attached to each series of the preferred shares

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plan as at December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	532,387	$3.49	333,230
Equity compensation plans not approved by securityholders	-	-	-
Total	532,387	$3.49	333,230

Note:
(1) The Corporation's stock option plan currently provides for the grant of a fixed number of Common Shares.

GENERAL DEVELOPMENT OF THE BUSINESS

Prior to 2004 Medbroadcast was involved in the businesses of developing and distributing online medical and health information via its website www.medbroadcast.com and in investigating and developing additional complementary business opportunities within the health field and, prior thereto, in the business of providing administrative, exploration and other management and consulting services to various resource companies including companies in which it may have an equity interest.

During the year ended 2001, Medbroadcast continued the development and operation of its medical information website, medbroadcast.com. Medbroadcast completed equity financings during the fiscal year for cash proceeds totalling $5,386,451 and also issued shares for advertising services totalling $4,980,572. These included investments received from CanWest Global Communications Corp. ("Global") totalling $10 million ($5.0 million in cash and $5.0 million in advertising services) and other financings totalling $529,580. Medbroadcast was a co-applicant with Global in an application to establish a new, digital specialty health television broadcast service, which was denied by the CRTC on November 24, 2000. CyberActive Technology continued development activities funded by the Corporation. Medbroadcast discontinued its HealthMart.ca in November of 2000 due to low utilization. There were no material exploration activities during the year and Medbroadcast continued its plan of divesting of its investment holdings in junior resource companies. The financial results for the year ended March 31, 2001 included revenues of $238,629 and an operating loss of $8,726,391. Development expenses for medbroadcast.com contributed to the loss.

During the year ended 2002,M edbroadcast continued the development and operation of medbroadcast.com. Medbroadcast completed equity financings during the fiscal year for gross proceeds of $500,000. Medbroadcast began to leverage its investment in the website with revenues of $250,360 generated from the sale of advertising, sponsored content and related services. Subsequent to year-end, Medbroadcast transferred its CyberPatient Technology license to UBC and Dr. Karim Qayumi, retaining an interest in the resulting company, thereby relieving itself of any funding obligations. The financial results for the year ended March 31, 2002 included revenues of $250,360 and an operating loss of $4,113,625. The use of advertising credits contributed over $2.5 million to the loss.

In 2003 Medbroadcast continued to improve its financial performance by reducing annual expenses from $4.5 million in 2002 to $766,405 in 2003 and by increasing revenue from $250,360 in 2002 to $272,216 in 2003 resulting in an operating loss of less than $500,000 compared to over $4.1 million in 2002. Despite this, and as announced in Medbroadcast's 2002 AGM material, Medbroadcast's primary focus for 2003 had been the identification, investigation and combination with an enterprise which will enhance the long term prospects for shareholder return.

On October 24, 2003, Medbroadcast issued 132,860,939 special common share purchase warrants of Medbroadcast ("Special Warrants") at a price of $0.1129 per Special Warrant for gross proceeds of $15,000,000, each of which Special Warrants entitled the holder to acquire 1 common share of Medbroadcast for no additional consideration, subject to adjustment in certain events (the "Financing"). At closing the gross proceeds of $15,000,000 were deposited in escrow with Computershare Trust Company of Canada pursuant to the terms of a special warrant indenture dated October 23, 2003 between Medbroadcast and Computershare Trust Company of Canada (the "Special Warrant Indenture") and in accordance with the terms of the Special Warrant Indenture, the escrowed funds were not to be released from escrow until the later of the date that shareholders of Medbroadcast approved the financing and the date that Allen J. Bey was appointed as President and Chief Executive Officer of Medbroadcast.

On October 31, 2003, Medbroadcast entered into a pre-acquisition agreement with Rock Energy (the "Pre-Acquisition Agreement") wherein Medbroadcast agreed, subject to the terms and conditions of the Pre-Acquisition Agreement, including obtaining shareholder approval of the acquisition to make an offer (the "Offer") to purchase all of the outstanding common shares of Rock Energy (including any common shares of Rock Energy which may become outstanding pursuant to the exercise of outstanding warrants to acquire common shares of Rock Energy) for an ascribed price of $2.70 for each common share of Rock Energy to be comprised of 23.92 common shares of Medbroadcast for each common share of Rock Energy.

At a special meeting of shareholders of Medbroadcast held on January 6, 2004, the shareholders of Medbroadcast approved a number of matters including the Financing and the licensing of Medbroadcast's website to Virtual Learning Inc. (the "VLI Transaction"). Following the shareholder meeting on January 6, 2004, a new management team for Medbroadcast was appointed consisting of Allen J. Bey as President and Chief Executive Officer, Peter D. Scott as Vice-President,

Finance and Chief Financial Officer, Alexander (Sandy) C. Brown as Vice-President, Exploration, Sean E. Moore as Vice-President, Production and Grant Zawalsky as Corporate Secretary. As a result of the foregoing, the gross proceeds of $15,000,000 which were held in escrow pursuant to the Special Warrant Indenture were released from escrow.

At a special meeting of shareholders of Medbroadcast held on January 7, 2004, the shareholders of Medbroadcast approved a number of matters including the making by Medbroadcast of the Offer to purchase all the issued and outstanding common shares of Rock Energy in accordance with the Pre-Acquisition Agreement, the consolidation of the outstanding common shares of Medbroadcast on a 30 for 1 basis (including the shareholders of Medbroadcast who hold less than 1,001 common shares prior to the consolidation and, accordingly, who would receive less than 34 common shares as a result of the consolidation will not receive post-consolidation common shares, provided that such shareholders shall instead receive cash payment in the amount of $0.1129 for each common share held prior to giving effect to the consolidation), the change of name of Medbroadcast to "Rock Energy Inc." and the continuance of Medbroadcast from the federal jurisdiction of Canada to the province of Alberta.

On January 7, 2004, Medbroadcast delivered the Offer to the holders of common shares of Rock Energy resulting in the acquisition by Medbroadcast on January 8, 2004 of all of the outstanding common shares of Rock Energy in exchange for the issuance by Medbroadcast of 116,251,201 of its pre-consolidation common shares. Also on January 8, 2004, the board of directors of Medbroadcast was reconstituted through the resignations of all existing Medbroadcast directors other than Leanne Bate and Allen J. Bey and the appointment of Stuart G. Clark and Peter Malowany as directors.

Immediately following completion of the Offer, former shareholders of Medbroadcast held approximately 7.8% of the outstanding common shares of the Corporation, former holders of Special Warrants held approximately 49.2% of the outstanding common shares of the Corporation and former shareholders of Rock Energy held approximately 43.0% of the outstanding common shares of the Corporation.

On February 18, 2004 Medbroadcast was continued out of the federal jurisdiction of Canada into the Province of Alberta, the name of the Corporation was changed to "Rock Energy Inc." and the common shares of the Corporation were consolidated on a 1:30 basis.

On July 21, 2004, the common shares of the Corporation were listed on the Toronto Stock Exchange. Concurrent with such listing the common shares of the Corporation were delisted from the TSX Venture Exchange.

On September 22, 2004 MediResource Inc. (formerly Virtual Learning Inc.) exercised its option to purchase the licensed assets under the VLI Transaction and such purchase was closed on September 30, 2004.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

There were no significant acquisitions or significant dispositions by the Corporation or any significant probable acquisition by the Corporation within or since the completion of the most recently completed financial year of the Corporation.

RECENT DEVELOPMENTS

On March 14, 2005 Rock announced that it had entered into agreements to acquire oil and gas properties from six private corporations and eight drilling fund partnerships (collectively referred to as "ELM/Optimum/Qwest") that are expected to close in two transactions between April 2005 and the beginning of May 2005. ELM Energy Management Ltd. ("EEM") has managed the oil and gas investments on behalf of these entities which have common interests in many of the same properties.

Collectively Rock has agreed to issue 10.3 million common shares, subject to TSX approval, and $25.4 million to the variousp arties. The cash will come out of existing balances and a borrowing facility being arranged. The transactions primarily have an effective date of January 1, 2005 and, as a result, the respective purchase prices are subject to closing adjustments. Following closing of the transactions Rock expects to have 19.6 million shares outstanding and total debt of $14.5 million.

The ELM/Optimum/Qwest properties represent non-operated working interests ranging from 5% to 85% in a number of different plays across the western Canadian sedimentary basin. The average working interest based on reserve volumes is approximately 28%. The properties can be characterized as assets early in their life cycle with future development opportunities. The core properties (comprising 75% of the value) being acquired are:

- Wild River, Alberta (30% working interest),
- Northeast BC – Parkland, Cypress (12 – 45% working interest),
- Musreau, Alberta (7 – 20% working interest),
- Elmworth/Wapiti, Alberta (20 - 45% working interest),
- Girouxville, Alberta (45% working interest), and
- Niton, Alberta (45% working interest).

The properties at the time of the announcement are producing approximately 1,250 boe/d (consisting of approximately 90% gas with the balance light oil and liquids) and at January 1, 2005 proven reserves of 2.899 million boe and proven plus probable reserves of 4.058 million boe as evaluated by GLJ. During 2005 additional production is expected to be brought on stream (due to well tie-ins and an interest reversion) resulting in a target year end exit rate of 2,000 boe/d and an average production rate for the year of 1,400 boe/d, based on projected closing dates. These production additions are based on capital spending of approximately $5 million. In addition approximately 19,600 net (72,000 gross) undeveloped acres of land are being acquired in the transactions along with seismic data.

ELM/Optimum/Qwest consists of the oil and gas assets of six private corporations plus the following drilling fund partnerships and their respective general partners:

- Optimum Qwest Q2 Limited Partnership }
- Optimum Qwest Q4 Limited Partnership } (collectively the "Optimum
- Optimum Qwest III Q2 Limited Partnership } Partnerships");
- Optimum III Q4 Limited Partnership }
- Qwest Energy 2001 Limited Partnership }
- Qwest Energy Income Development Partnership } (collectively the "Qwest
- Qwest Energy II Limited Partnership } Partnerships").
- Qwest Energy Development III Limited Partnership }

Rock expects to close the six private entity transactions and the Optimum Partnerships in April 2005.C losing of any one of the Optimum Partnerships is conditional on closing of all the Optimum Partnerships unless waived by Rock.

Information circulars are expected to be mailed to the limited partners of the Qwest Partnerships in approximately 4 weeks after which partners' meetings will be held (approximately 25 days post mailing) to vote on the respective transactions. Closing of any one of the Qwest Partnerships is conditional on closing of all the Qwest Partnerships unless waived by Rock.

DESCRIPTION OF THE BUSINESS AND PRINCIPAL PROPERTIES

The Corporation is engaged in the exploration for and development and production of crude oil and natural gas primarily in Western Canada.

The Corporation's capital spending of $5.9 million for the nine months ended December 31, 2004 was directed primarily to developing Rock's grass roots exploration and development operations. Of that total, 46% was spent on acquiring land ($2.1 million) and seismic ($0.6 million). Rock drilled 9 (9.0 net) wells in its Plains core area between September and December 2004, which accounted for 37% of spending or $2.2 million. Of these wells, 4 are successful heavy oil wells, 2 are successful gas wells and 3 were dry. All of the successful heavy oil wells have been completed and equipped in the first quarter of 2005. One of the two gas wells is expected to be tied in prior to the end of the first quarter, the other gas well will likely be tied in after additional drilling in the area. The Corporation also spent 9% ($0.5 million) of the capital budget on facilities primarily as a result of pre-ordering oil tanks in order to shorten equipping times post drilling. Rock capitalizes certain salary and related costs associated with exploration and development which accounted for 8% ($0.4 million) of capital spending for the nine months ended December 31, 2004.

Rock's Board of Director's has approved an $11 million capital budget for 2005 directed primarily at the Plains core area. This budget contemplates drilling 17 wells for approximately $7.5 million, acquiring land and seismic for $3 million and capitalized costs of $0.5 million. Drilling is likely expected to commence after spring break-up following the completion of a late winter seismic program. The drilling program is expected to be a mix of exploration and development wells targeting both oil and natural gas. Included in the drilling costs are the estimated cost of tie-ins and well site facilities required to bring production on stream. Under this program, new production is expected to come on stream two to three months after drilling has been completed. The budget does not include the cost of the acquisitions announced March 14, 2005, however the Corporation's Board of Directors has approved an increase to the capital budget of $5 million, subject to closing the acquisitions, for identified spending on the acquired properties.

Principal Properties

The following is a description of the Corporation's oil and natural gas properties as at December 31, 2004. Reserve amounts are stated, before the deduction of royalties and without including any royalty interests (i.e. gross reserves), as at December 31, 2004 based on forecasted costs and prices as evaluated in the GLJ Report (see "ReservesDat a"). **The estimate of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.** Unless otherwise specified, gross and net acres and well count information are as at December 31, 2004.

Medicine River, Alberta

Rock owns two sections of land (1,280 acres) in the Medicine River area of central Alberta. As of the date hereof, the property includes 6 (5.4 net) producing oil wells and 4 (2.8 net)p roducing gas wells. No disposal or injection wells are located on the property. Production is initially processed through Rock's 100% owned facility which is located on these lands. The facility processes the oil in order to meet pipeline specifications and is then trucked to a third party terminal for sale. The facility also meters and compresses Rock's operated natural gas production which is tied-in to a third party processing plant for ultimate sale. Rock operates all the production (except 1 (0.33 net) gas well) and its facility through a contract operator. The natural gas production comes from the Edmonton, Cardium and Nordegg sands and the oil production comes from the Jurassic, Pekisko and Basal Quartz formations. Rock does not own rights to all the zones on these lands so other companies also have wells on these lands. In 2003 Rock drilled 1 (0.75 net) Edmonton gas well and recompleted 1 (0.7125 net) Jurassic oil well, both of which were tied-in in October 2003. In July 2004 a partner recompleted a Nordegg gas well (0.33 net), which Rock was equalized into in December 2004. Management believes that future development opportunities on the property are limited.

Lloydminster, Alberta

Rock owns 2,480 (2,480 net) acres of land in the Lloydminster area of east central Alberta. As of the date hereof, the property includes 1 (1.0 net) producing heavy oil well and no producing gas wells, shut-in wells or disposal wells. The heavy oil well was drilled in November 2004, came on production in the first quarter of 2005 and is producing from the Sparky formation. Production is processed at a 100% owned well site battery and then trucked to a third party terminal for sale.

Provost, Alberta

Rock owns 4,480 (4,480 net) acres of land in the Provost area of east central Alberta. As of the date hereof, the property includes 1 (1.0 net) producing gas well and no producing oil wells, shut-in wells or disposal wells. The gas well was drilled in November 2004, is expected to come on production prior to the end of the first quarter of 2005 and will be producing from the McLaren and Rex formations. Production will be tied-in by a 100% owned gathering line to a third party pipeline and plant where the gas is sold.

Neilburg, Saskatchewan

Rock owns 3,520 (3,520 net) acres of land in the Neilburg area of west central Saskatchewan. As of the date hereof, the property includes 1 (1.0 net) producing heavy oil well, 1 (1.0 net) standing gas well awaiting tie-in, 3 (3.0 net) wells awaiting abandonment and no shut-in wells or disposal wells. The heavy oil well was drilled in November 2004, came on production in the first quarter of 2005 and is producing from the McLaren formation. The standing gas well was drilled in

November 2004, completed in the Colony formation and has not been tied-in pending further drilling activity in the area. The abandoned wells were drilled in September 2004 and November 2004.

Lashburn, Saskatchewan

Rock owns 1,600 (1,600 net) acres of land in the Lashburn area of west central Saskatchewan. As of the date hereof, the property includes 2 (2.0 net) producing heavy oil wells and no producing gas wells, shut-in oil wells or disposal wells. The heavy oil wells were drilled in December 2004, came on production in the first quarter of 2005 and are producing from the McLaren and Sparky formations. Production is processed at 100% owned well site batteries and then trucked to a third party terminal for sale.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 9, 2005. The effective date of the Statement is December 31, 2004 and the preparation date of the Statement is February 28, 2005.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by GLJ with an effective date of December 31, 2004 contained in the GLJ Report. The reserves data for March 31, 2004 is based on an evaluation by PLA contained in the PLA Report. The Reserves Data summarizes the oil, liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The GLJ Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Company engaged GLJ to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. All of Rock's reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Corporation's properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGLs and natural gas reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
CONSTANT PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Producing	226	192	-	-	1,456	1,127	56	41
Undeveloped	-	-	176	158	395	309	-	-
TOTAL PROVED	226	192	176	158	1,851	1,436	56	41
PROBABLE	28	23	148	137	698	593	7	5
TOTAL PROVED PLUS PROBABLE	254	215	324	295	2,549	2,029	63	46

NET PRESENT VALUES OF FUTURE NET REVENUE

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED										
Producing	9,790	7,541	6,107	5,133	4,436	9,790	7,541	6,107	5,133	4,436
Undeveloped	1,354	1,201	1,072	960	862	1,354	1,201	1,072	960	862
TOTAL PROVED	11,144	8,742	7,179	6,093	5,298	11,144	8,742	7,179	6,093	5,298
PROBABLE	3,058	2,041	1,472	1,112	866	2,958	1,997	1,451	1,102	861
TOTAL PROVED PLUS PROBABLE	14,202	10,783	8,651	7,205	6,164	14,102	10,739	8,630	7,195	6,159

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Producing Reserves	20,175	3,736	6,059	184	405	9,790	Nil	9,790
Proved Reserves	25,903	4,453	8,018	1,774	515	11,144	Nil	11,144
Proved Plus Probable Reserves	34,361	5,528	10,871	3,134	625	14,202	101	14,102

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Producing Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	6,039
	Heavy Crude Oil	-
	Natural Gas	-
	Other Company Revenue	69
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	6,039
	Heavy Crude Oil	243
	Natural Gas	707
	Other Company Revenue	190
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	6,408
	Heavy Crude Oil	821
	Natural Gas	1,174
	Other Company Revenue	247

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
FORECAST PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	220	186	-	-	1,443	1,118	56	40
Developed Non-producing	-	-	125	108	380	300	-	-
Undeveloped	-	-	52	43	14	10	-	-
TOTAL PROVED	220	186	176	151	1,838	1,427	56	40
PROBABLE	27	23	157	138	692	589	7	5
TOTAL PROVED PLUS PROBABLE	247	209	333	289	2,531	2,016	63	46

NET PRESENT VALUES OF FUTURE NET REVENUE

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED										
Developed Producing	8,693	6,972	5,813	4,994	4,391	8,693	6,972	5,813	4,994	4,391
Developed Non-producing	2,152	1,965	1,805	1,666	1,545	-	-	-	-	-
Undeveloped	371	317	271	233	200	-	-	-	-	-
TOTAL PROVED	11,217	9,254	7,889	6,893	6,136	11,217	9,254	7,889	6,893	6,136
PROBABLE	3,502	2,571	2,009	1,633	1,363	-	-	-	-	-
TOTAL PROVED PLUS PROBABLE	14,719	11,824	9,898	8,526	7,499	14,663	11,798	9,885	8,520	7,496

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Producing Reserves	19,893	3,607	6,847	184	562	8,693	Nil	8,693
Proved Reserves	27,172	4,631	8,869	1,774	681	11,217	Nil	11,217
Proved Plus Probable Reserves	37,173	6,021	12,441	3,155	837	14,719	56	14,663

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Producing Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	5,752
	Heavy Oil	-
	Natural Gas	-
	Other Company Revenue	61
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	5,752
	Heavy Oil	1,269
	Natural Gas	640
	Other Company Revenue	229
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	6,091
	Heavy Oil	2,523
	Natural Gas	991
	Other Company Revenue	292

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the GLJ Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remainingq uantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.T he developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percentp robability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. **Forecast Prices and Costs**

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, as at December 31, 2004, inflation and exchange rates utilized by GLJ in the GLJ Report, which were GLJ's then current forecasts at the date of the GLJ Report, were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of December 31, 2004
FORECAST PRICES AND COSTS

	OIL				NATURAL GAS	NATURAL GAS LIQUIDS					
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Medium Crude 29° API ($Cdn/Bbl)	Hardisty Heavy Crude 12° API ($Cdn/Bbl)	AECO Gas Price ($Cdn/Mmbtu)	Edmonton Pentanes Plus ($Cdn/Bbl)	Edmonton Propane ($Cdn/Bbl)	Edmonton Butane ($Cdn/Bbl)	Spec Ethane ($Cdn/Bbl)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($Cdn/$US)
Forecast											
2005	42.00	50.25	43.75	27.50	6.60	50.75	32.25	37.25	22.00	2.0	0.82
2006	40.00	47.75	41.50	28.50	6.35	48.25	30.50	35.25	21.25	2.0	0.82
2007	38.00	45.50	39.50	28.75	6.15	46.00	29.00	33.75	20.50	2.0	0.82
2008	36.00	43.25	37.75	27.25	6.00	43.75	27.75	32.00	20.00	2.0	0.82
2009	34.00	40.75	35.50	25.50	6.00	41.25	26.00	30.25	20.00	2.0	0.82
2010	33.00	39.50	34.25	24.75	6.00	40.00	25.25	29.25	20.00	2.0	0.82
2011	33.00	39.50	34.25	24.75	6.00	40.00	25.25	29.25	20.00	2.0	0.82
2012	33.00	39.50	34.25	24.75	6.00	40.00	25.25	29.25	20.00	2.0	0.82
2013	33.50	40.00	34.75	24.75	6.10	40.50	25.50	29.50	20.25	2.0	0.82
2014	34.00	40.75	35.50	25.50	6.20	41.25	26.00	30.25	20.75	2.0	0.82
2015	34.50	41.25	36.00	25.75	6.30	41.75	26.50	30.50	21.00	2.0	0.82
Thereafter	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	0.82

Notes:

(1) Inflation rates for forecasting prices and costs.

(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Corporation for the nine months ended December 31, 2004, were $6.78/Mcf for natural gas, $48.53/Bbl for crude oil and $42.53/Bbl for natural gas liquids.

4. **Constant Prices and Costs**

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the GLJ Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2004
CONSTANT PRICES AND COSTS

	OIL	NATURAL GAS	NATURAL GAS LIQUIDS				
Year	Edmonton Par Price 40° API ($Cdn/Bbl)	AECO Gas Price ($Cdn/GJ)	Edmonton Pentane ($Cdn/Bbl)	Edmonton Propane ($Cdn/Bbl)	Edmonton Butane ($Cdn/Bbl)	Spec Ethane ($Cdn/Bbl)	EXCHANGE RATE[1] ($US/$Cdn)
Historical [2] 2004	46.54	6.79	48.97	29.79	34.44	22.66	0.8308

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.

(2) Prices as at December 31, 2004.

5. **Future Development Costs**

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs: Proved Reserves (M$)	Forecast Prices and Costs: Proved Plus Probable Reserves (M$)	Constant Prices and Costs: Proved Reserves (M$)	Constant Prices and Costs: Proved Plus Probable Reserves (M$)
2005	1,774	2,784	1,774	2,784
2006	-	-	-	-
2007	-	-	-	-
2008	-	371	-	350
2009	-	-	-	-
Thereafter	-	-	-	-
Total Undiscounted	1,774	3,155	1,774	3,134
Total Discounted at 10%	1,691	2,920	1,691	2,905

The Corporation has sufficient internally generated cash flow to finance the future development costs noted above.

6. The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Corporation qualifies for the maximum ARTC.

7. The revenue forecasts included in the GLJ Report include the estimated costs, net of salvage value, to abandon the wells assigned reserves in the GLJ Report and to disconnect these wells from the gathering system. No costs have been included for the abandonment of surface facilities or gathering systems or for the reclamation of surface leases. **Also, no costs have been included in the GLJ Report for the abandonment of any of Rock's wells which have been assigned no reserves in the GLJ Report.**

8. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

9. The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. No field inspection was conducted.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF
COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			HEAVY OIL			ASSOCIATED & NON-ASSOCIATED GAS			NATURAL GAS LIQUIDS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)
March 31, 2004 (1)	235	83	318	-	-	-	960	205	1,165	36	7	43
Extensions	-	-	-	151	138	289	531	497	1,028	7	2	9
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	(33)	(60)	(93)	-	-	-	40	(113)	(73)	-	(3)	(3)
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(16)	-	(16)	-	-	-	(104)	-	(104)	(3)	-	(3)
December 31, 2004	186	23	209	151	138	289	1,427	589	2,016	40	6	46

Notes:
(1) The evaluation as at March 31, 2004 was prepared by PLA.
(2) Figures may not add due to rounding.

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	Nine Months Ended December 31, 2004 (M$)
Estimated Future Net Revenue at March 31, 2004 (before Income Tax)	7,379
Sales and Transfers of Oil and Gas Produced,Net of Production Costs and Royalties	(1,313)
Net Change in Prices, Production Costs and Royalties Related to Future Production	(1,064)
Changes in Previously Estimated Development Costs Incurred During the Period	1,846
Changes in Estimated Future Development Costs	(2,021)
Extensions and Improved Recovery	1,470
Discoveries	-
Acquisitions of Reserves	-
Dispositions of Reserves	-
Net Change Resulting from Revisions in Quantity Estimates	(187)
Accretion of Discount	549
Net Change in Income Taxes	-
Net Change in Royalty Tax Credits	-
Other Changes	520
Estimated Future Net Revenue at December 31, 2004 (before Income Tax)	7,179

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following table sets forth the probable undeveloped reserves, each by product type, attributed to the Corporation from its inception in 2002. The Corporation's proved undeveloped reserves are only attributable from March 31, 2004 on.

Proved Undeveloped Reserves

Year	Light and Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)	
	First Attributed	Cumulative at Year End[1]	First Attributed	Cumulative at Year End[1]	First Attributed	Cumulative at Year End[1]	First Attributed	Cumulative at Year End[1]
2004	-	-	52	52	137	137	-	-

Note:
(1) Cumulative at Year End = Residual Cumulative of Previous Year plus 1st Attributed.

Probable Undeveloped Reserves

Year	Light and Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)	
	First Attributed	Cumulative at Year End[1]	First Attributed	Cumulative at Year End[1]	First Attributed	Cumulative at Year End[1]	First Attributed	Cumulative at Year End[1]
2002	35	35	-	-	48	48	2	2
2003	24	59	-	-	31	79	0	2
2004	(59)	-	140	140	495	574	(9)	-

Note:
(1) Cumulative at Year End = Residual Cumulative of Previous Year plus 1st Attributed.

Significant Factors or Uncertainties

A discussion of important economic factors and significant uncertainties that affect components of the reserves data can be found under the heading "Critical Accounting Estimates" in the Corporation's management discussion and analysis relating to the financial statements for the year ended March 31, 2004, which forms part of the Corporation's 2004 Annual Report, which discussion and analysis is incorporated herein by reference.

Other Oil and Gas Information

Oil And Gas Wells

The following table sets forth the number and status of wells in which the Corporation has a working interest as at December 31, 2004.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	6	5.4	2	2.0	4	2.8	1	1.0
Saskatchewan	-	-	3	3.0	-	-	1	1.0
Total	6	5.4	5	5.0	4	2.8	2	2.0

Properties with no Attributable Reserves

The following table sets out the Corporation's developed and undeveloped land holdings as at December 31, 2004.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	1,760	1,648	7,278	7,152	9,038	8,800
Saskatchewan	1,194	1,194	4,781	4,781	5,975	5,975
Total	2,954	2,842	12,059	11,933	15,013	14,775

Subsequent to December 31, 2004 to the date of this Annual Information Form, the Corporation has acquired 1,279 (1,279 net) acres in Alberta and 323 (323 net) acres in Saskatchewan.

Of the Corporation's undeveloped land, no rights to explore, develop and exploit expire by December 31, 2005. The Corporation does not have any work commitments associated with its undeveloped lands.

Additional Information Concerning Abandonment and Reclamation Costs

Future abandonment and reclamation costs have been estimated by management of the Corporation. Costs to abandon and reclaim approximately 16 (14.2 net) wells totalling $0.7 million and $0.8 million (undiscounted) are included in the estimate of future net revenue from total proved and total proved plus probable reserves, respectively in the GLJ Report.

An additional $0.1 million undiscounted is the estimated cost to abandon and reclaim facilities and have not been deducted from future net revenues in the GLJ Report as the report only evaluates wells with reserves and not facilities.

The Corporation does expect to incur up to $100,000 in abandonment or reclamation expenses in the next three fiscal years to reclaim 3 (3.0 net) abandoned wells, which are not included in the GLJ report.

Tax Horizon

As at December 31, 2004, the Corporation has tax pools in excess of the net book value of its property, plant and equipment and is not expected to be taxable in the immediate future given current operations. The Corporation has not recognized the excess tax pools as an asset at this point in time. Subsequent to the completion of the acquisitions announced March 14, 2005 (see "Significant Acquisitions and Significant Dispositions" section above) Rock's tax horizon may be reduced to about 2 years, before considering capital expenditures beyond 2005.

Capital Expenditures

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Corporation's activities for the nine months ended December 31, 2004:

Land acquisition costs	$2,157,443
Seismic acquisition costs	$577,112
Exploration drilling and completion costs	$1,173,612
Development drilling and completion costs	$1,041,351
Facility costs	$523,721
Capitalized G&A	$402,604
Office Equipment	$57,587
Total	$5,933,430

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the year ended December 31, 2004:

	Gross	Net
Heavy Oil	4	4.0
Light and Medium Oil	-	-
Natural Gas	2	2.0
Service	-	-
Dry	3	3.0
Total:	9	9.0

A discussion of exploration and development activities is set forth under "Description of the Business and Principal Properties".

Production Estimates

The following table sets out the volume of the Corporation's production estimated for the twelve months ended December 31, 2005 which is reflected in the estimate of future net revenue disclosed in the Forecast Prices and Costs and Constant Prices and Costs tables contained under " - Disclosure of Reserves Data".

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	BOE
	Gross (Bbls/d)	Gross (Bbls/d)	Gross (Mcf/d)	Gross (Bbls/d)	Gross (BOE/d)
Proved Producing	65	-	479	17	161
Proved Undeveloped	-	-	405	-	243
Total Proved	65	175	884	17	404
Total Probable	-	78	185	-	110
Total Proved Plus Probable	65	253	1,069	17	514

Production History

The following tables summarize certain information in respect of production, product prices received and operating expenses made by the Corporation (and its subsidiaries) for the periods indicated below:

	Quarter Ended							
	2004				2003			
(6:1)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average Daily Production[1]								
Light and Medium Crude Oil (Bbls/d)	71	71	81	85	88	64	57	69
Gas (Mcf/d)	665	476	433	507	507	531	481	545
NGLs (Bbls/d)	19	15	18	16	19	22	18	25
Combined (BOE/d)	201	165	171	186	192	174	155	185
Average Price Received								
Light and Medium Crude Oil ($/Bbl)	55.90	48.29	42.26	40.59	35.58	35.03	36.26	46.74
Gas ($/Mcf)	6.77	6.33	7.30	6.49	5.64	6.04	6.52	8.34
NGLs ($/Bbl)	45.09	43.61	38.87	36.51	35.14	31.81	30.99	39.98
Combined ($/BOE)	46.47	42.90	42.54	39.48	34.78	35.25	37.13	47.40
Royalties Paid								
Light and Medium Crude Oil ($/Bbls)	9.06	8.86	8.35	7.82	7.52	9.19	7.87	10.77
Gas ($/Mcf)	(0.21)	3.21	2.34	2.33	1.42	1.64	1.15	2.52
NGLs ($/Bbl)	11.69	17.93	11.29	13.84	11.34	10.73	9.43	9.20
Combined ($/BOE)	3.62	14.70	11.08	11.16	8.36	9.73	7.54	12.66
Oil Transportation Expense	0.89	-	-	-	-	-	-	-
Operating Expenses [3]								
Light and Medium Crude Oil ($/Bbl)	7.59	9.15	7.67	6.56	5.24	7.99	8.56	9.60
Gas ($/Mcf)	1.27	1.53	1.28	1.09	0.87	1.33	1.43	1.60
NGLs ($/Bbl)	7.59	9.15	7.67	6.56	5.24	7.99	8.56	9.60
Combined ($/BOE)	7.59	9.15	7.67	6.56	5.24	7.99	8.56	9.60
Netback Received[2]								

(6:1)	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1
	Quarter Ended							
Light and Medium Crude Oil ($/Bbl)	38.36	30.28	26.24	26.21	22.82	17.85	19.83	26.37
Gas ($/Mcf)	5.72	1.59	3.68	3.07	3.35	3.07	3.94	4.22
NGLs ($/Bbl)	25.81	16.53	19.91	16.11	18.56	13.09	13.00	21.18
Combined ($/BOE)	35.26	19.05	23.79	21.76	21.18	17.53	21.03	25.14

Notes:

(1) Before deduction of royalties.

(2) Netbacks are calculated by subtracting royalties, oil transportation expense and operating expenses from revenues.

(3) Operating expenses have been allocated based on a product's percentage of total production.

The Corporation's crude oil production for the nine months ended December 31, 2004 was 41% light quality crude oil (32° API or greater) and 59% natural gas and liquids.

For the nine months ended December 31, 2004, approximately 55% of the Corporation's gross revenue was derived from crude oil production (including natural gas liquids) and 45% was derived from natural gas production.

DIVIDEND POLICY

The Corporation has not paid any dividends to date on its common shares. The board of directors of the Corporation will determine the timing, payment and amount of dividends, if any, that may be paid by the Corporation from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors considers relevant.

MARKET FOR SECURITIES

On July 21, 2004, the common shares of the Corporation began trading on the Toronto Stock Exchange under the symbol "RE". Prior thereto, the common shares of the Corporation were listed and posted for trading on the TSX Venture Exchange. The following sets forth the price range and trading volume of the Common Shares on the TSX (as reported by the TSX) for the periods indicated.

	Price Range		
	High	Low	Volume
2004			
January[1]	0.39	0.27	3,893,913
February 1-20[1]	0.35	0.25	589,385
February 23-29	7.50	5.50	93,957
March	6.00	4.60	403,567
April	4.85	4.00	371,149
May	4.35	3.90	80,200
June	4.00	3.56	104,010
July	3.85	3.55	209,300
August	3.70	3.09	232,665
September	5.20	3.05	236,172
October	5.10	3.90	208,960
November	4.00	3.70	153,511
December	3.80	3.40	124,943
2005			
January	3.99	3.27	281,926
February	4.75	3.25	855,548
March (1-11)	4.50	4.00	147,554

Notes:

(1) No adjustment has been made to reflect the 1:30 consolidation which occurred effective February 18, 2004. Trading on the TSX-V on a consolidated basis did not commence until February 23, 2004.

DIRECTORS AND OFFICERS

Then ames, municipalities of residence, positions with theC orporation, and principal occupation of thed irectors and officers of the Corporation are set out below and in the case of directors, the period each has served as a director of the Corporation.

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
Allen J. Bey[4] Calgary, Alberta	President, Chief Executive Officer and Director	President and CEO of Rock since January 2004. From January 2003 to January 2004 President and CEO of Rock Energy. From January 1996 until it was sold in July 2001 President and CEO of Avid Oil and Gas Ltd (a public oil and gas company).	October 3, 2003
Peter D. Scott Calgary, Alberta	Vice, President Finance and Chief Financial Officer	Vice President, Finance and CFO of Rock since January 2004. From March 2003 to January 2004 Vice President, Finance and CFO of Rock Energy. From March 2000 to March 2003 Executive Vice President and CFO of Absolute Software Corporation (a public software development company). From March 1997 to March 2000 Vice President Finance and CFO of Beau Canada Exploration Ltd. (a public oil and gas company).	N/A
Alexander C. Brown Calgary, Alberta	Vice President, Exploration	Vice President, Exploration of Rock since January 2004. From January 2003 to January 2004 Vice President, Exploration of Rock Energy. From July 2001 to December 2003 Senior Geologist for Northrock Resources Ltd. (a public oil and gas company). From July 1994 to March 2001 Mr. Brown was employed in various positions of increasing responsibility at Fletcher Challenge Energy Canada (the Canadian subsidiary of a public oil and gas company) the last being Exploration & Development Asset Manager: Provost District.	N/A
Sean E. Moore Calgary, Alberta	Vice President, Production	Vice President, Production of Rock since January 2004. From January 2003 to January 2004 Vice President, Production of Rock Energy. From October 2001 to January 2003 Deep Plains Business Unit Manager for Vintage Petroleum Canada Inc. (the Canadian subsidiary of a public oil and gas company). From 1992 to March 2001 Mr. Moore was employed in various positions of increasing responsibility at Fletcher Challenge Energy Canada the last being Vice President Exploration and Development until it was purchased by Apache Canada Ltd. (the Canadian subsidiary of a public oil and gas company). Mr. Moore continued on for transitional purposes with Apache Canada Ltd. until June 2001 as a consulting engineer.	N/A
Grant A. Zawalsky Calgary, Alberta	Corporate Secretary	Partner of Burnet, Duckworth & Palmer LLP (lawyers)	N/A

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
Stuart G. Clark[1][2][3] Calgary, Alberta	Director	Independent businessman. From August 2002 to July 2004 Executive Director of Storm Energy Ltd. (a public oil and gas company). From November 1998 to November 2001 Vice President Finance and CFO of Storm Energy Inc. (a public oil and gas company), then from November 2001 to August 2002 Executive Director of Storm Energy Inc. From January 1986 to July 1998 Mr. Clark was employed in various positions of increasing responsibility the last being Executive Vice President and CFO of Pinnacle Resources Ltd. (a public oil and gas company).	January 8, 2004
Peter Malowany[1][4] Calgary, Alberta	Director	Since April 2001 partner and Vice President of Morgas Ltd. (a private oil and gas company). From April 1996 to April 2001 partner and Vice President of Newhouse Resource Management Ltd. (a private oil and gas company).	January 8, 2004
Matthew J. Brister[3][4] Calgary, Alberta	Director	Since August 2003 President of Storm Ventures International Inc. (a private oil and gas company). From August 2002 to July 2004 President and CEO of Storm Energy Ltd. (a public oil and gas company). From November 1998 to August 2002 President and CEO of Storm Energy Inc. (a public oil and gas company). From January 1987 to July 1998 Mr. Brister was employed in various positions of increasing responsibility the last being President and CEO of Pinnacle Resources Ltd. (a public oil and gas company).	October 28, 2004
James K. Wilson[1][3] Calgary, Alberta	Director	Since September 2004 Vice President, Finance and CFO of Grizzly Resources Ltd. (a private oil and gas company). From January 2002 to September 2004 Vice President, Finance and CFO of Archean Energy Ltd. (a private oil and gas company). From March 2000 to October 2001 Senior Vice President, Finance & CFO and Corporate Secretary of Grey Wolf Exploration Inc. (a public oil and gas company). From March 1999 to March 2000 was Vice President, Finance and CFO of Maxx Petroleum Ltd. (a public oil and gas company). From January 1998 to September 1998 was Executive Vice President, Finance and CFO of Chauvco Resources International Ltd. (a public oil and gas company). From August 1990 to December 1997 was Senior Vice President, Finance and Administration & CFO of Chauvco Resources Ltd. (a public oil and gas company).	October 28, 2004

Notes:

(1) Member of the Audit Committee of the Corporation.
(2) Chairman of the Board.
(3) Member of the Compensation, Nomination and Governance Committee of the Corporation.
(4) Member of the Reserves Committee of the Corporation.
(5) The Corporation does not have an Executive Committee of its Board of Directors.

All of the directors and officers of Rock have been engaged for more than five years in their present principal occupations or executive positions with the same companies except as described above.

The term of office of each director expires at the next annual meeting of shareholders of the Corporation.

As at March 14, 2005, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly, 2,816,311 common shares or approximately 30.4% of the issued and outstanding common shares of the Corporation .

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of the Corporation has, within the last 10 years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person other than James K. Wilson as Executive Vice President and CFO of Chauvco Resources International Ltd. from January 1998 to September 1998 when the trading of shares of Chauvco Resources International Ltd. were suspended by the Toronto and Montreal exchanges in July 1998 and were subsequently delisted.

Penalties or Sanctions

No director, officer or promoter of the Corporation, within the last 10 years, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Personal Bankruptcies

No director, officer or promoter of the Corporation, or a shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons, has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or being subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

Directors and officers of the Corporation may, from to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict may arise. See "Risk Factors".

ESCROWED SECURITIES

To the knowledge of the Corporation, the following securities of the Corporation are held in escrow.

ESCROWED SECURITIES

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Common shares	968,760	10.5%

Notes:
(1) The escrow agent for the common shares is Computershare Trust Company of Canada.
(2) The escrowed common shares will be released on July 8, 2005 based on a time release.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate and Terms of Reference

The Mandate and Terms of Reference of the Audit Committee of the board of director's is attached hereto as Schedule "C". The members of the Audit Committee are Stuart G. Clark, Peter Malowany and James K. Wilson.

Composition of the Audit Committee

The members of the Audit Committee are independent (in accordance with National Instrument 52-110) and are financially literate.

Relevant Education and Experience

Mr. James K. Wilson is the Chairman of the Audit Committee and holds a Bachelor of Commerce degree and a Chartered Accountant designation. Mr. Wilson is currently the Chief Financial Officer of an oil and gas company and has held that position at several predecessor companies. Mr. Wilson has over 22 years of financial experience in the oil and gas industry. Mr. Stuart G. Clark currently serves on several Audit Committees and has previously been the Chief Financial Officer of several oil and gas companies. Mr. Clark has over 18 years of financial experience in the oil and gas industry and holds a Bachelor of Commerce degree. Mr. Peter Malowany is a professional engineer and has over 30 years experience in the oil and gas industry, many of them at the executive and board level. Mr. Malowany's experience has afforded him the opportunity to become knowledgeable with respect to financial and accounting matters in the oil and gas industry.

Pre-Approval of Policies and Procedures

The Audit Committee, typically on an annual basis, approves a budget for audit and non-audit services to be performed at the Corporation. The budget is set after consultation with management of the Corporation and the Corporation's auditors. The non audit services budget is usually set at the same amount as for audit services. From time to time management of the Corporation may request approval by the committee of additional funding for special projects such as acquisition related advice.

Any changes in accounting policies are discussed in advance of their implementation with either the Chairman of the Audit Committee or the Audit Committee.

External Auditor Service Fees

The aggregate fees billed by the Corporation's external auditor in the last fiscal year for audit services were $32,480 in 2004.

Audit and Related Fees

The aggregate fees billed in the last fiscal year for assurance audit related services by the Corporation's external auditor were $23,368 in 2004. The services provided consisted of review of quarterly statements and disclosure and advice on accounting matters related to the business acquisition.

Tax Fees

The aggregate fees billed in the last fiscal year for professional services rendered by the Corporation's external auditor for tax compliance, tax advice and tax planning were $20,000 in 2004.

LEGAL PROCEEDINGS

There are no legal proceedings which the Corporation or any subsidiary of the Corporation is a party or of which any of their property is subject which are material to the Corporation and the Corporation is not aware of any such proceedings that are contemplated or pending.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of the Corporation, any shareholder who beneficially owns more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction within the last fiscal year and in any proposed transaction which has materially affected or would materially affect the Corporation.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there are no material contracts entered into by the Corporation within the most recently completed financial year, or before the most recently completed financial year but still in effect.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Corporation during, or related to, the Corporation's most recently completed financial year other than GLJ, the Corporation's independent engineering evaluator and KPMG LLP, the Corporation's auditors.

None of the principals of GLJ had any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation oro f the Corporation's associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them.

KPMG LLP and its partners did not hold any registered or beneficial interests, directly or indirect, in the securities of the Corporation or its associates or affiliates.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

HUMAN RESOURCES

The Corporation currently employs 9 full-time employees and utilizes the services of professionals, as required from time to time on a contract or consulting basis. The Corporation intends to add additional professional and administrative staff as the needs arise.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue SW, Calgary, Alberta T2P 4B9.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the common shares of the Corporation.

RISK FACTORS

An investment in the common shares of the Corporation should be considered speculative due to the nature of the Corporation's businesses and operations, including in particular their involvement in the, acquisition, exploitation, development, production and marketing of crude oil and natural gas and their present stages of development. In addition to the other information in this Annual Information Form, shareholders should carefully consider each, and the cumulative effect of all, of the following factors.

The reserve and recovery information contained in the GLJ Report are only estimates and the actual production and ultimate reserves from the Corporation's properties may be greater or less than the estimates prepared in such report. The GLJ Report has been prepared using certain commodity price assumptions which are described in the notes to the reserve tables. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Corporation and substituted for the price assumptions utilized in the GLJ Report, the present value of estimated future net cash flows for the Corporation's reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions. Exploration for oil and natural gas involves many risks, which even a combination of experience and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Corporation.

The future development of the Corporation's oil and natural gas properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms.

The Corporation's operations are subject to the risks normally incidental to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs and fires, all of which could result in personal injuries, loss of life and damage to property of the Corporation and others. In accordance with customary industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event it could incur significant costs that could have a material adverse affect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. Although the Corporation believes that it is in material compliance with currently applicable environmental regulation, changes to such regulations may have a material adverse affect on the Corporation. Additionally, the potential impact on the Corporation's operations and business of the Kyoto Protocol which has now been ratified by Canada, with respect to instituting reductions of greenhouse gases is difficult to quantify at this time as specific measures for meeting Canada's commitments have not been developed.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of the Corporation's net production revenue. The economics of producing from some wells may change as a resulto f lower prices, which could result in a reduction in the volumes of the Corporation's reserves. The Corporation might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Corporation's net production revenue causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings that may be available to the Corporation may be in part determined by the company's borrowing base. A sustained material decline in prices from historical average prices could further reduce such borrowing base, therefore reducing the bank credit available and could require that a portion of its bank debt be repaid.

The Corporation uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from its proved oil and natural gas reserves, those excess costs would be required to be charged to operations. Canadian Generally Accepted Accounting Principles ("GAAP") require that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the consolidated financial statements of the Corporation. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the trading prices of the common shares of the Corporation. Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a cost-recovery test which is based in part upon estimated future net cash flows from reserves. If net capitalized costs exceed the estimated recoverable amounts, the Corporation will have to charge the amounts of the excess to earnings. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings. The net value of oil and gas properties are highly dependent upon the prices of oil and natural gas. GAAP requires that goodwill balances be assessed at least annually for impairment and that any permanent impairment be charged to net income. A permanent reduction in reserves, decline in commodity prices, and/or reduction in the trading price of the common shares of the Corporation may indicate a goodwill impairment. An impairment would result in a write-down of the goodwill value and a non-cash charge against net income. The calculation of impairment value is subject to management estimates and assumptions. Emerging GAAP surrounding hedge accounting may result in non-cash charges against net income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as the result of fluctuations in commodity prices and foreign exchange rates may result in a write-down of net assets and a non-cash charge against net income. Such write-downs and non-cash charges may be temporary in nature if the fair market value subsequently increases.

The Corporation (including Medbroadcast as well as Rock Energy) is or has been engaged in one or more of the technology, mining or oil and natural gas business and its operations are subject to certain unique provisions of the *Income Tax Act* (Canada) and applicable provincial income tax legislation relating to characterization of costs incurred in its business which effects whether such costs are deductible and, if deductible, the rate at which they may be deducted for the purposes of calculating taxable income. The Corporation has reviewed the income tax returns of Medbroadcast with respect to the characterization of the costs incurred in either the technology or the resource property business, as applicable, as well as other matters generally applicable to all corporations including the ability to offset future income against prior year losses. The Corporation (including Medbroadcast as well as Rock Energy) has filed or will file all required income tax returns and believe that it is in full compliance with the provisions of the *Income Tax Act* (Canada) and applicable provincial income tax legislation, but such returns are subject to reassessment. In the event of a successful reassessment of the Corporation (including Medbroadcast as well as Rock Energy) it may be subject to a higher than expected past or future income tax liability as well as potentially interest and penalties and such amount could be material.

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements.

World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact the Corporation's net production revenue. In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Corporation of fewer Canadian dollars for its production. From time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, it will not benefit from the fluctuating exchange rate.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of the Corporation. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Corporation. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation will be affected by the differential between the price paid by refiners for grades of oil produced by the Corporation. The ability of the Corporation to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Corporation is also subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. The Corporation is also subject to a variety of waste disposal, pollution control and similar environmental laws. The oil and natural gas industry is intensely competitive and the Corporation must compete in all aspects of its operations with a substantial number of other corporations which have greater technical or financial resources.

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. In accordance with industry practice, the Corporation conducts such title reviews in connection with its principal properties as it believes are appropriate having regard to the value of such properties. To the extent title defects do exist, it is possible that the Corporation may lose a portion of its right, title, estate and interest in and to the properties to which the title relates.

The Corporation does not anticipate paying any dividends on its outstanding shares in the foreseeable future.

The directors of the Corporation may be engaged and may continue to be engaged in the search for oil and gas interests on their own behalf and on behalf of other companies, and situations may arise where the directors may be in direct competition with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the corporation's governing corporate law statute which require a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Corporation, disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

Holders of common shares of the Corporation must rely upon the experience and expertise of the management of the Corporation. The continued success of the Corporation is largely dependant on the performance of its key employees. Failure to retain or to attract and retain additional key employees with necessary skills could have a materially adverse impact upon the company's growth and profitability.

INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. All current legislation is a matter of public record and the Corporation is unable to predict what additional legislation or amendments may be enacted.

Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of Rock in a manner materially different than they would affect other oil and gas companies of similar size.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding 1 year in the case of light crude, and not exceeding 2 years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold in inter-provincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000m^3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas, which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangement and market considerations.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada and the provinces of Alberta, British Columbia, Saskatchewan and Manitoba have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging natural gas exploration or enhanced planning projects.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation and the laws of countries other than Canada. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties.

The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. The Corporation believes that it is in material compliance with environmental laws and regulations applicable as at the date hereof.

Kyoto Protocol

In December of 2002, Canada became a signatory to the Kyoto Protocol. The implementation of this plan has not been fully defined by the Federal Government. Until an implementation plan is developed, it is impossible to assess the impact on specific industries and individual businesses within an industry. It is generally believed that the oil and gas industry, as a major producer of carbon dioxide (as a necessary by-product and emission of hydrocarbon production), will bear a disproportionately large share of the anticipated cost of implementation.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's Information Circular - Proxy Statement dated March 9, 2005, which relates to the Annual General Meeting of Shareholders to be held on May 12, 2005. Additional financial information is contained in the consolidated financial statements of the Corporation for the year endedDec ember 31, 2004 and the Management's Discussion and Analysis contained in the Corporation's 2004 Annual Report for December 31, 2004.

The Corporation will provide to any person or corporation, upon request to the Corporation:

(a) when the securities of the Corporation are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus:

  (i) one copy of the Corporation's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

  (ii) one copy of the comparative financial statements of Rock for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditor thereon, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for Rock's most recent financial year;

  (iii) one copy of the management information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that circular, as appropriate, and

  (iv) one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, a copy of the documents referred to in clauses (a)(i), (ii) or (iii) above, provided the Corporation may require a payment of a reasonable charge if the request is made by a person or Corporation who is not a security holder of the Corporation.

Additional copies of this Annual Information Form and the materials listed in the preceding paragraph are available on the foregoing basis and upon request by contacting the Corporation at its offices at 1750, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, or by phone at (403) 218-4380, fax at (403) 234-0598 or email at info@rockenergy.ca.

SCHEDULE "A"

REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Rock Energy Inc. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

4. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
Gilbert Laustsen Jung Associates Ltd.	February 4, 2004	Canada	$nil	$9,898,000	$nil	$9,898,000

6. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

7. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

8. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta, Canada
March 1, 2005

ORIGINALLY SIGNED BY
Dana B. Laustsen, P.Eng.

SCHEDULE "B"

**REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION**

Management of Rock Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented on Schedule "A" of this Annual Information Form.

The Reserves Committee of the board of directors of the Company has:

(c) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(d) met with the independent qualified reserves evaluator tod etermine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(e) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

(f) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(g) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(h) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Allen J. Bey"
Allen J. Bey
President and Chief Executive Officer

(signed) "Sean E. Moore"
Sean E. Moore
Vice President, Production

(signed) "Peter Malowany"
Peter Malowany
Director and Chairman of the Reserves Committee

(signed) "Matthew J. Brister"
Matthew J. Brister
Director and Member of the Reserves Committee

March 9,2 005

SCHEDULE "C"

AUDIT COMMITTEE MANDATE

Rock Energy Inc.

Audit Committee of the Board of Directors

Charter

MISSION STATEMENT

The purpose of the Audit Committee is to assist the Board of Directors' oversight of (a) the integrity of the Company's financial statements, (b) the Company's compliance with legal and regulatory requirements, (c) the independent auditor's qualifications and independence and (d) the performance of the Company's audit.

In performing its duties, the Audit Committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each Audit Committee member will obtain an understanding of the detailed responsibilities of Audit Committee membership as well and the Company's business, operations and risks.

MEMBERSHIP

The Audit Committee will consist of at least three directors appointed by the Board. A director appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

Independence

Each director appointed to the Audit Committee by the Board shall be an outside director who is unrelated. An outside, unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with a director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules policies and instruments of applicable regulatory authorities.

Expertise of Audit Committee Members

Each member of the Audit Committee must be financially literate. In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements, and at least one member shall have "accounting or related financial management expertise", meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto.

The Board of Directors will assess the financial literacy and financial expertise of proposed member as part of their approval of a committee member.

MEETINGS

The Audit Committee will meet in accordance with a schedule established by the Board, and at other times as determined by the Audit Committee. The Audit Committee will meet at least quarterly with the Company's management.

Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and Secretary of the meeting.

The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

ROLES AND RESPONSIBILITIES

1. The Audit Committee's primary responsibilities are to:

   - Identify and monitor the management of the principal risks that could impact the financial reporting of the Company;
   - Monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
   - Monitor the independence and performance of the Corporation's external auditors;
   - Provide an avenue of communication among the external auditors, management and the Board.

2. The Audit Committee shall have the authority to:

   - Inspect any and all of the books and records of the Company, its subsidiaries and affiliates;
   - Discuss with management, external auditors and any affected party such accounts, records and other matters as the Audit Committee considers necessary and appropriate;
   - Engage independent counsel and other advisors as it determines necessary to carry out its duties; and
   - Set and pay the compensation for any advisors employed by the Audit Committee.

3. The Audit Committee shall:

   - Review with management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;
   - Review the audit plan with management and with the Company's external auditors;
   - Discuss with management and the external auditors any proposed changes in accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;
   - Review with management and with external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;
   - Review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;
   - Review audited annual financial statements and related documents in conjunction with the report of the external auditors;
   - Consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Company and subsequent follow-up to any identified weaknesses;

- Review with management and the external auditors the quarterly unaudited financial statements;

- Before release, review and if appropriate, recommend for approval by the Board, all public disclosures documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases; and

- Review all securities offering documents (including documents incorporated therein by reference) of the Company.

4. The Audit Committee shall:

    - Evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or any discharge of the external auditor when circumstances are warranted;

    - Consider the recommendations of management in respect of the appointment of the external auditors;

    - Pre-approve audit services (including tax compliance and planning services) and non-audit services to be provided to the Company or its subsidiary entities by its external auditors (such approval may be delegated to a director or officer of the Company after review by the Audit Committee);

    - When there is a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Policy 31 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

    - Review all reportable events, including disagreements, unresolved issues and consultations, s defined by applicable securities policies on a routine basis, whether or not there is a change in external auditors.

5. The Audit Committee shall review the amounts and terms of any insurance to be obtained or maintained by the Company with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

6. The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are the directed to the Audit Committee by the Board, a shareholder of the Company, the external auditors or management.

7. The Audit Committee shall establish and maintain procedures for:

    - The receipt, retention and treatment of complaints received by the Company regarding accounting controls or auditing matters; and

    - The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

8. The Audit Committee shall review and approve the Corporation's hiring policies regarding employees and former employees of the present and former external auditors.

9. The Audit Committee shall review with the Corporations legal counsel as required but at least annually any legal matter that could have a significant impact on the Company's financial statements, and any enquires received from regulators, or government agencies.

10. The Audit Committee shall assess, on an annual basis, the adequacy of this Charter.

ROCK

ANNUAL GENERAL MEETING

Rock Energy Inc.'s Annual General Meeting of Shareholders will be held at The Watermark Tower Conference Centre, 310, 530 - 8 Avenue S.W. on Thursday, May 12, 2005 at 10:00 a.m. All shareholders are invited to attend and those unable to do so are requested to sign and return the form of proxy mailed with this report to ensure representation at the meeting.

DURING 2004 ROCK CONCENTRATED ON ACTIVITIES TO CREATE THE NEXT STAGE OF OUR GROWTH. WE DELIVERED ON BOTH FRONTS: OUR GRASS ROOTS EXPLORATION PROGRAM IS FIRMLY ESTABLISHED, AND THE ELM/OPTIMUM/QWEST ACQUISITION PROVIDES A STRONG FOUNDATION UPON WHICH TO BUILD.

ROCK ENERGY INC.
ANNUAL REPORT
DECEMBER 31, 2004

PRESIDENT'S **MESSAGE**

During 2004 Rock made significant progress in both of our strategic initiatives: grass roots exploration and acquisitions.

On the exploration front, Rock was able to drill nine 100% wells (four oil, two gas, and three D&A), grow the land position to over 13,500 net acres and build a prospect portfolio of over 25 projects as we developed a new core area in the Plains region of Alberta. Although we did not see any production increases by year-end, at the time of writing this message, most of our new wells were on stream and our daily production was reaching 450 boe/d. The most promising aspect is that we have approved a 2005 capital program for the Plains region that would include drilling 17 (net) wells and increase production to 800-900 boe/d by year end.

During the nine months ended December 31, 2004 we were able to grow our total proved reserves by 42% and proved plus probable reserves by 54%. Rock has replaced production by 450% on a proven basis and 750% on a proven plus probable basis. Although finding and development cost for the nine month period was $21.50 per proven boe, and $13.88 per proven plus probable boe, it is important to note that these short term results were skewed by the fact that almost half of the spending went to land and seismic. It is this land and seismic spending that lays the ground work for the 2005 capital program.

On the acquisition front, Rock announced on March 14, 2005 entering into agreements to acquire oil and gas properties from six private corporations and eight drilling fund partnerships, collectively referred to as ELM/OPTIMUM/QWEST. Rock has agreed to issue 10.3 million shares and $25.4 million to the various parties involved in the transaction, with the cash coming out of existing balances and a borrowing facility currently being arranged. The transactions primarily have an effective date of January 1, 2005 and, as a result, the respective purchase prices are subject to closing adjustments. Following closing of the transactions Rock expects to have 19.6 million shares outstanding (basic) and total debt of $14.5 million.

The properties are currently producing approximately 1,250 boe/d consisting of 90% gas with the balance being light oil and liquids. At January 1, 2005 proven reserves totaled 2.899 million boe and proven plus probable reserves were 4.058 million boe as evaluated by Gilbert Laustsen Jung Associates Ltd. Additional production is expected to be brought on stream during the year due to well tie-ins, an interest reversion and the drilling of 2.4 (net) wells at a total cost of $5.0 million. This program is expected to result in a target year end exit rate of 2,000 boe/d and an average production rate for the year of 1,400 boe/d (based on projected closing dates).

The acquisition of the ELM/OPTIMUM/QWEST group of properties signals the successful completion of the next phase of our growth strategy and gives Rock the production, cash flow and opportunity base that we were looking for to pursue our long term strategy. Investigations and negotiations for this very complex transaction began in late 2004 and will be completed through a series of closing dates from April through May 2005.

As a management group, we made no secret of the fact that we were looking for a transaction in 2004 to launch our growth and provide the production and cash flow to grow into a 10,000-12,000 boe-per-day company. Our vision of executing a deliberate buy-build-harvest strategy had been carefully developed and well explained in our March 31, 2004 annual report. As a result, 2004 was characterized by a highly focused search for the acquisition prospect that met our criteria. The ELM/OPTIMUM/QWEST transaction meets those expectations. The advantages we see are:

- *Exposure to a broad base of opportunities.* The ELM/OPTIMUM/QWEST acquisition gives us 65 different non-operated properties with an average working interest of 28% and 19,600 net acres of land. These assets are distributed across the Western Canadian sedimentary basin, include a wide spectrum of risk and reward and are in the early stages of development, providing many additional opportunities for value growth through exploitation programs. With an asset base as diverse as this one, we now have windows into many plays and operators across the entire basin. These windows give us toeholds at a time when competition for land and plays has been intense. With these toeholds, Rock will continue to pursue new acquisitions, both asset and corporate, to complement our exploration activity and build our company.

- *An ideal transaction for Rock.* Not only does this acquisition provide the breadth of assets, it will help us achieve our long term growth strategy. We were able to take advantage of Rock's tax structure, public listing, and cash balance to make this transaction very effective for the sellers and the buyer.

- *Positioned for further value enhancement.* We were looking for assets that we could build quickly into a significant production and cash flow base. The ELM/OPTIMUM/QWEST assets meet this expectation. These properties are, for the most part, just past the exploration phase and entering that part of the cycle where further exploitation dollars can significantly increase net asset value.

- *Significant return on investment.* The properties are currently producing an average of 1,250 boe/d. We believe a very modest capital program of $5 million to complete tie-ins and drill 2.4 (net) wells will increase production to exit the year at 2,000 boe/d. Our expectation for total Rock production in 2005 is an average of 1,900 boe/d in 2005, and to exit the year at 2,700-2,900 boe/d.

- *Accretive transaction for Rock.* Production and reserves will increase significantly resulting in much stronger cash flow. We expect our cash flow for 2005 will rise to $11.7 million ($0.71 per basic share) from our previous guidance of $2.3 million ($0.25 per share).

As the transactions close and the drilling program begins to ramp up, we will need to add to our staff complement. Fortunately, because of the non-operated nature of the acquired assets, the increase in staff can be managed carefully. As we proceed through 2005, we will be working to assimilate the assets and, at the same time, identify areas of focus that will be the basis for our capital program for 2006.

We believe 2005 will be a very busy and exciting year for Rock and our shareholders. Clearly our work is cut out for us and there are many opportunities ahead. I want to thank our employees for their dedication and hard work and our shareholders for their patience during 2004. I also want to take this opportunity to welcome our new Board members, Matt Brister and Jim Wilson who joined our organization on October 28, 2004, and to acknowledge our entire Board whose guidance and counsel was so valuable during this last year.

On behalf of the Board of Directors.



Allen J. Bey,
President and Chief Executive Officer.
March 14, 2005

ROCK ENERGY **TEAM**



Seated Left to Right: Peter Scott, Vice President Finance, Chief Financial Officer
Scott Reimond, Geologist
Arezki Ioughlissen, Chief Geophysicist
Sandy Brown, Vice President Exploration

Standing Left to Right: Sean Moore, Vice President Production
Adeline Roth, Controller
Allen Bey, President, Chief Executive Officer
Simonne Birrell, Office Administrator
Lawrence Fisher, Land Manager

OPERATIONS **REVIEW**

During 2004, Rock was focused on exploration activity in the Plains area of Alberta and the evaluation of acquisition opportunities. The only producing property was Medicine River, a natural gas and light oil property totaling 1,280 acres on which there are 6 (5.4 net) producing oil wells and 4 (2.8 net) producing gas wells as well as a processing facility in which Rock has a 100% interest.

PLAINS CORE AREA

The Plains core area is characterized by low to medium risk exploration and development opportunities that can provide a base of activity, production and cash flow. During the year we drilled nine (9 net) wells resulting in 4 oil wells, 2 gas wells, and 3 dry holes. These wells came on production in the first quarter of 2005 and produced 200 boe/d in February. We expect this rate to increase by 100 boe/d when our gas well is tied in by the end of March. Our exploration team has developed an inventory of up to 25 prospects in this core area and have allocated $7.5 million to drill 17 wells and another $3.0 million to acquire land and seismic in 2005. With this capital program, production during 2005 is expected to average 350 boe/d with a target year end exit rate of 750 boe/d from this area.

PROPERTY REVIEW

Lloydminster, Alberta

Rock owns a 100% interest in 2,480 acres of land in the Lloydminster area of east central Alberta where we have one well producing at a rate of 65 boe/d from the Sparky formation. Our main target is Mannville heavy oil where wells yield average reserves of 75 mbbls with initial rates of 50-75 boe/d. Drilling and completion costs average $450,000 to $475,000. We have identified up to 12 locations on this property that will be drilled and we will continue to add to our land position during 2005.

Provost, Alberta

Rock has a 100% interest in 4,480 acres of land in the Provost area of east central Alberta where one well is expected to come on production prior to the end of the first quarter of 2005, producing gas from the McLaren and Rex formations. Our exploration efforts continue in this area as we continue to prospect and post land for upcoming land sales. During 2005, we expect to drill 2-4 wells targeting Mannville and Viking gas. Gas wells in this area can yield 0.25-0.75 bcf and have initial rates of 200-500 mcf/d. The D&A cost ranges from $150,000 for a Viking well to $200,000 for a Mannville well. The total cost to drill and complete is $250,000 for Viking, and $450,000 for Mannville wells.

Neilburg, Saskatchewan

Rock owns 100% of 3,520 acres of land in the Neilburg area of west central Saskatchewan where one well is producing heavy oil from the McLaren at a rate of 65 boe/d, and 1 (1.0 net) standing Colony gas well awaiting tie-in. Rock plans to drill up to two wells in this area in 2005 which should yield similar reserves, production and costs as our Lloydminster wells.


NE BRITISH COLUMBIA
WEST CENTRAL ALBERTA
PLAINS
ELM/OPTIMUM/QWEST ASSET BASE

CORE AREAS OF OPERATIONS

The ELM/OPTIMUM/QWEST acquisition significantly expands Rock's area of operations and provides a base of production and cash flow for growth.


ZAREMBA / CHINCHAGA
CYPRESS
MONTNEY
MONIAS
FT. ST. JOHN
PARKLAND

NORTHEAST B.C. CORE AREA

The Northeast B.C. core area would contain six different properties with current production of 125 boe/d and an estimated 2005 exit rate of 200 boe/d.


WAPITI
MUSREAU
KAYBOB
WILD RIVER
NITON
EDSON

WEST CENTRAL CORE AREA

The West Central core area would contain about 20 properties with current production of 570 boe/d and year end production estimated to reach 1,200 boe/d.

PLAINS CORE AREA

The Plains core area would contain five properties with current production of 350 boe/d and year end production estimated to reach 750 boe/d.


LLOYDMINSTER
LASHBURN
NEILBURG
PROVOST
HUDSON

MUSREAU



NITON



WILD RIVER


6-14 Discovery Well

PROVOST


Kessler
Fleeing
Horse
Sounding Lake

LLOYDMINSTER



Lashburn, Saskatchewan

Rock has a 100% interest in 1,600 acres of land in the Lashburn area of west central Saskatchewan where two wells are producing heavy oil from the McLaren and Sparky formations at a combined rate of 70 boe/d. Rock plans to drill up to two wells in this area in 2005 and results should be similar to our Lloydminster program.

UNDEVELOPED LAND	DECEMBER 31, 2004	AT MARCH 15, 2005
Gross (acres)	11,261	13,661
Net (acres)	11,095	13,535

ELM/OPTIMUM/QWEST ACQUISITION REVIEW.

The ELM/OPTIMUM/QWEST properties represent non-operated working interests ranging from 5% to 85% in a number of different plays across the Western Canada Sedimentary Basin. The average working interest based on reserve volumes is approximately 28%. The properties can be characterized as assets early in their life cycle with future development opportunities. The core properties comprising 75% of the value being acquired are:

- Wild River, Alberta (30% working interest),
- Parkland/Cypress, Northeast British Columbia (12 – 45% working interest),
- Musreau, Alberta (7 – 20% working interest),
- Elmworth/Wapiti, Alberta (20 - 45% working interest),
- Girouxville, Alberta (45% working interest), and
- Niton, Alberta (45% working interest).

The properties are currently producing approximately 1,250 boe/d, consisting of approximately 90% gas with the balance being light oil and liquids. At January 1, 2005 proven reserves were 2.899 million boe and proven plus probable reserves were 4.058 million boe as evaluated by Gilbert Laustsen Jung Associates Ltd. Well tie ins, an interest revision and the drilling of 2.4 net wells will increase production during the year, resulting in a target year end exit rate of 2,000 boe/d. These production additions are based on capital spending of approximately $5 million. In addition, approximately 19,600 net (72,000 gross) undeveloped acres of land are being acquired in the transactions along with seismic data.

The acquisitions provide a window into a number of different play types and operators through out the Western Canadian Sedimentary Basin. Fortunately these properties are concentrated in several geographic areas and are generally operated by aggressive junior oil and gas companies. In addition to our Plains core area, we intend to develop two new core areas; one in West Central Alberta and the other in Northeast B.C. The technical team at Rock has significant experience in these areas and has already identified some growth opportunities.

The West Central core area would contain about 20 properties with current production of 570 boe/d and year end production estimated to reach 1,200 boe/d. The area would contain about 20,000 gross and 5,200 net undeveloped acres of land, and during 2005 we would participate in the drilling of up to 7 wells. One of the main properties is a 30% working interest in a new discovery at Wild River which is operated by Fairborne Energy Ltd. This is a very significant gas pool that has at least one additional drilling opportunity. Located just a little west and north of Wild River is Musreau, operated by Cabot Petroleum Canada Corporation. Two wells were drilled in the fourth quarter of 2004, and another well was spud in February 2005 in this multizone area. We expect to drill another 2 or 3 wells in 2005, and the working interest in this area ranges from 7.35 to 20%. ELM/OPTIMUM/QWEST also has a 45% working interest in the Niton area operated by Forte Resources Inc. One well has been drilled in this area and we expect to drill another 1 to 2 wells this year.

The Northeast B.C. core area would contain 6 different properties with current production of 125 boe/d and an estimated 2005 exit rate of 200 boe/d. Most of the production comes from our 75% (before payout) working interest in Parkland operated by Storm Exploration Inc. and the area contains 8,860 gross and 2,790 net undeveloped acres of land. We view the land and production as a toehold in this region, and during the next 12 months we plan to add to this position as we develop this emerging core area for our company. Our team has experience in this area and is excited about our prospects and opportunities.

2005 GUIDANCE

With the acquisition of the ELM/OPTIMUM/QWEST properties and the results of our exploration program, Rock anticipates showing significant growth in reserves, production and cash flow for 2005. The table below indicates reserves and acreage on a pro forma basis and compares Rock's previous guidance with our new projected results.

	ROCK	ROCK + ELM/OPTIMUM/QWEST [1]
Dec 31, 2004 reserves:		
Proven	0.8 million boe	3.7 million boe
Proven + probable	1.1 million boe	5.1 million boe
Mar 2005 undeveloped acreage:		
Gross	13,700 acres	85,700 acres
Net	13,500 acres	33,100 acres
Projected Results [2]		
2005 average production	500 boe/d	1,800 – 2,000 boe/d
Exit 2005 production	800 – 900 boe/d	2,700 – 2,900 boe/d
2005 Cash flow		
(per share)	$2.3 million ($0.25/share)	$11.7 million ($0.71/share)
Q4 2005 Cash flow		
(per share)	$0.9 million ($0.10/share)	$4.5 million ($0.23/share)
Basic shares outstanding	9.3 million	16.5 million (average)
		19.6 million (Q4)
2005 Capital budget	$11 million	$16 million
2005 Drilling (wells)	17 (17 Net)	26 (19 net)
Total Debt (Dec 31/05)	($3 million)	$16.5 million

(1) The projected results based on an April 1, 2005 closing of the six private corporation and four drilling fund partnerships representing approximately 40% of the combined assets and a May 1, 2005 closing on the remaining four drilling partnership transactions representing 60% of the combined assets (see details below).

(2) Rock + ELM/OPTIMUM/QWEST projected results based on WTI oil price of US$40.00/bbl, AECO gas price of $6.25/mcf and Cdn/US dollar exchange rate of 1.25.

MANAGEMENT'S **DISCUSSION AND ANALYSIS**

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Rock's philosophy is to operate and have a high working interest in the majority of its production base.

Rock evaluates its performance based on net income, operating netback, funds from operations and finding and development costs. Funds from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

While there is greater competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing, the Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated March 14, 2005 and is management's assessment of Rock Energy Inc.'s historical, financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements of Rock Energy Inc. for the nine months ended December 31, 2004. During the year, Rock changed its year end from March 31 to December 31.

BASIS OF PRESENTATION

Financial measures referred to in this discussion, such as funds from operations and funds from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Funds from operations is a key measure that demonstrates the ability to generate cash flow necessary to fund future growth through capital investment. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Funds from operations per share is calculated using the same share basis which is used in the determination of net income per share.

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel ("bbl") is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.

All financial amounts are in Canadian dollars unless otherwise noted.

Production

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Gas (mcf/d)	**525**	507	665	542	23%
Oil (bbl/d)	**74**	73	71	89	(20%)
NGL (bbl/d)	**18**	19	19	20	(5%)
boe/d (6:1)	**179**	177	201	199	1%

Natural production declines during the year were offset by the re-completed non-operated Nordegg gas well that was on production in July 2004 (the Company agreed to equalize into this well late in the year). Additional production declines are expected from Medicine River as new capital is not planned for this area. However new production from the Plains core area is expected as we tie-in the production from the grass roots drilling program conducted in the last quarter of the year.

Product Prices

REALIZED PRODUCT PRICES	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Gas ($/mcf)	**6.78**	6.17	6.77	5.35	26%
Oil ($/bbl)	**48.53**	37.03	55.90	35.25	59%
NGL ($/bbl)	**42.53**	33.68	45.09	34.81	29%
boe (6:1)	**44.14**	36.64	46.48	33.79	38%

AVERAGE BENCHMARK PRICES	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Gas – NYMEX Daily Spot (US$/mcf)	**5.98**	5.31	6.35	5.09	25%
Gas – AECO C Daily Spot ($/mcf)	**6.95**	6.56	6.93	6.07	14%
Oil – WTI Cushing (US$/bbl)	**43.49**	31.36	48.28	31.18	55%
Oil – Edmonton Light ($/bbl)	**54.85**	41.80	57.71	39.56	46%
US$/Cdn$ exchange rate	**0.773**	0.740	0.819	0.760	8%

All of Rock's production is sold at spot price contracts; however, about half of our natural gas production is tied to aggregator contracts which contain a monthly pricing mechanism. Product prices for the fiscal year averaged $44.14 per boe. Prices on a boe basis during the final fiscal quarter were about 5% higher than the yearly average; and, 34% higher than the same fiscal quarter of 2003.

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits.

OIL & GAS REVENUE

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Gas	**$ 978,217**	$ 988,433	$ 416,123	$ 264,294	57%
Oil	**$ 990,708**	$ 1,148,574	$ 366,865	$ 286,165	28%
NGL	**$ 209,638**	$ 231,614	$ 80,302	$ 62,728	28%
	$ 2,178,563	$ 2,368,621	$ 863,290	$ 613,187	41%
Other revenue	**$ 198,469**	$195,192	$ 66,299	$ 16,118	311%

Oil and natural gas revenue increased approximately 41% in the final fiscal quarter of 2004 from the same fiscal quarter of 2003, which is consistent with the increase in price realizations and slight increase in production. In the fiscal period ended December 31, 2004, the Company did not enter into any hedges, fixed price or volume arrangements.

Other interest income increased 311% in the final fiscal quarter of 2004 as it included interest received from invested funds generated from the January 2004 $15 million equity financing and from the $1 million private placement common share financing completed in the final quarter. Interest income is expected to decline over the next fiscal year as our capital program will reduce cash balances.

Royalties

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Royalties	**$ 465,602**	$ 598,004	$ 69,118	$ 146,082	(53%)
As a percentage of oil and gas revenue	**21.4%**	25.2%	8.02%	23.8%	(66%)
Per boe (6:1)	**$ 9.43**	$ 9.25	$ 3.73	$ 8.05	(54%)

Royalties for the final fiscal quarter of 2004 were lower on a per boe and percentage of revenue basis compared to the same quarter in the previous fiscal year due to a one time favourable Alberta Energy crown adjustment relating to 2003 and 2004 production. All royalties for the period were incurred in Alberta.

Operating Expense

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Operating expenses	**$ 416,464**	$ 451,882	$ 157,254	$ 93,614	68%
Per boe (6:1)	**$ 8.44**	$ 6.99	$ 8.48	$ 5.16	64%

Included in operating expenses for both the nine months ended and three months ended December 31, 2004 are transportation costs at $0.34 per boe and $0.89 per boe, respectively. Due to changes in marketing arrangements for our oil which resulted in a change in the timing of transfer of title of the commodity, separately recording transportation costs became applicable for the final fiscal quarter of the year. The remaining increase in operating costs for the final fiscal quarter of 2004 relates to unexpected repairs and maintenance on a pump at one of the producing wells in Medicine River and higher production costs at the recently re-completed Nordegg well at Medicine River. Operating costs on a per boe basis for the nine months ended December 31, 2004 also increased due to the declining production base and fixed portion of costs associated with operations. Going forward, operating expense on a per boe basis for the Medicine River property have been budgeted to increase primarily due to natural production declines.

General and Administrative (G&A) Expense

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Gross	**$ 1,150,774**	$ 985,637	$ 519,287	$ 267,014	94%
Per boe (6:1)	**$ 23.32**	$ 15.25	$ 28.02	$ 14.71	90%
Capitalized	**$ 402,603**	$ 263,108	$ 158,114	$ 121,211	30%
Per boe (6:1)	**$ 8.16**	$ 4.07	$ 8.53	$ 6.68	28%
Net	**$ 748,171**	$ 722,529	$ 361,173	$ 145,803	148%
Per boe (6:1)	**$ 15.16**	$ 11.18	$ 19.49	$ 8.03	143%

The Company continues to plan for future growth with the move into new office space in October 2004 and the addition of personnel needed to both the technical team and administrative team to achieve and control the planned growth. With the Company moving to the Toronto Stock Exchange in July 2004, additional fees were incurred thereby increasing the gross and net amounts. The Company continues to capitalize certain G&A expenses based on personnel involved in the exploration and development initiatives, including certain salaries and related overhead costs. G&A expenses are expected to rise in 2005 on an absolute basis as the staff compliment is higher for the entire year, but fall on a per boe basis as overall production increases.

Interest Expense

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Interest expense (recovery)	**$ (108,057)**	$ 115,283	$ 231	$ 67,980	(100%)
Per boe (6:1)	**$ (2.19)**	$ 1.78	$ 0.00	$ 3.75	(100%)

Interest expense was recovered as a result of a reversal of an accrual made in the prior fiscal period in conjunction with flow-through shares issued. A filing position maintained by the Company was ultimately accepted by Canada Revenue Agency resulting in the recovery.

Depletion, Depreciation, and Accretion (DD&A)

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
D&D expense	**$ 334,505**	$ 290,370	$ 157,528	$ 77,109	104%
Per boe (6:1)	**$ 6.78**	$ 4.49	$ 8.50	$ 4.25	100%
Accretion expense	**$ 14,906**	$ 16,197	$ 6,013	$ 3,730	61%
Per boe (6:1)	**$ 0.30**	$ 0.25	$ 0.32	$ 0.21	52%

New reserves were added for some of the successful wells drilled in the period – proved reserves, used in the depletion calculation, increased by 42%, while probable reserves increased by 94%. As future capital is spent to tie-in the new wells and put production on stream, it is expected that some of the probable reserves will move to proved and reduce the depletion rate in the future.

The Company's asset retirement obligation ("ARO") represents the present value of estimated future costs to be incurred to abandon and reclaim the Company's wells and facilities. The discount rate used is 8%. Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During the nine months ended December 31, 2004 capital programs increased the underlying ARO by $203,260 (March 31, 2004: $33,479).

Income Tax

Rock does not have current income tax payable and does not expect to pay current taxes in the near future as the Company has, on a consolidated basis, resource pools and loss carryforwards available of approximately $47.0 million as set out below.

CEE	$	4.4 million
CDE	$	2.2 million
COGPE	$	3.8 million
UCC	$	3.1 million
Loss carryforwards	$	33.5 million

No benefit has been recognized on the financial statements for the tax assets in excess of book basis and a valuation allowance has been taken as a result. With greater certainty on the utilization of the pools in the future, the Company will recognize the benefit on the financial statements.

Funds from Operations and Net Income

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Funds from operations	**$ 917,436**	$ 606,333	$ 404,397	$ 105,465	283%
Per boe (6:1)	**$ 18.59**	$ 9.38	$ 21.82	$ 5.81	276%
Per share (shares restated to affect 30 for 1 share consolidation)	**$ 0.10**	$ 0.13	$ 0.04	$ 0.03	33%
Diluted	**$ 0.10**	$ 0.13	$ 0.04	$ 0.03	33%
Net income	**$ 412,744**	$ 253,470	$ 182,577	$ 25,203	624%
Per boe (6:1)	**$ 8.36**	$ 3.92	$ 9.85	$ 1.39	609%
Per share (shares restated to affect 30 for 1 share consolidation)	**$ 0.05**	$ 0.05	$ 0.02	$ 0.01	100%
Diluted	**$ 0.05**	$ 0.05	$ 0.02	$ 0.01	100%
Weighted average shares outstanding, basic	**9,054,879**	4,790,196	9,180,697	3,627,850	153%
Diluted	**9,111,820**	4,842,848	9,243,296	3,627,850	155%

Per share amounts have been restated for all periods for the 30 for 1 share consolidation that occurred in February 2004. Weighted average shares outstanding increased for the fiscal year 2004 and the final fiscal quarter of 2004 due to the private placement equity issue completed in October 2004.

Funds from operations for the nine months ended December 31, 2004 were $0.9 million or $0.10 per share. Funds from operations for the final fiscal quarter of 2004 of $0.4 million or $0.04 per share improved 33% over the same period last year primarily due to higher production income, lower royalties and interest expense recovery. These positive impacts were partially offset by higher operating costs and higher G&A expenses.

Net income for the nine months ended December 31, 2004 was $0.4 million or $0.05 per share. Net income for the final fiscal quarter of 2004 of $0.2 million or $0.02 per share was 624% higher than the same fiscal quarter of 2003 due to the higher production income, and interest and income tax recovery.

Capital Expenditures

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Land	**$ 2,157,443**	$ 53,889	$ 1,102,522	$ 219	n/a
Seismic	**577,112**	280,311	274,500	67,755	305%
Exploration drilling & completion	**1,173,612**	-	702,264	-	-
Development drilling & completion	**1,041,351**	358,590	1,041,351	(8,590)	n/a
Capitalized G&A	**402,603**	263,108	158,114	121,211	30%
Total exploration and development	**$ 5,352,121**	$ 955,898	$ 3,278,751	$ 180,595	1715%
Facilities	**523,721**	-	523,721	-	n/a
Total operations	**$ 5,875,842**	$ 955,898	$ 3,802,472	$ 180,595	2006%
Office equipment	**57,587**	67,881	49,750	12,030	313%
Total	**$ 5,933,429**	$ 1,023,779	$ 3,852,222	$ 192,625	1899%

Capital expenditures on oil and gas operations for the nine months ended December 31, 2004 include the drilling of 2.0 (2.0 net) gas wells, 4.0 (4.0 net) oil wells and 3.0 (3.0 net) dry and abandoned wells. Seven of the wells were drilled in Saskatchewan and the remaining two in Alberta. At December 31, 2004, no wells had been tied-in to facilities, but work had begun to equip and bring the six successful wells on stream. Land acquisitions resulted in the addition of 13,573 acres, 5,975 acres in Saskatchewan and 7,598 acres in Alberta.

Finding and Development costs

The following table summarizes Rock's finding and development costs for the period ended December 31, 2004.

TOTAL PROVED FINDING AND DEVELOPMENT COSTS	2004
Capital expenditures ($000)	$ 5,876
Reserve additions (Mboe)	273
Total proven finding and development costs ($/boe)	$ 21.52

TOTAL PROVED + PROBABLE FINDING AND DEVELOPMENT COSTS	
Capital expenditures ($000)	$ 5,876
Reserve additions (Mboe)	423
Total proven + probable finding and development costs ($/boe)	$ 13.89

Finding and development costs are skewed higher by a land and seismic component that represented about half of the capital spending for the nine months ended December 31, 2004. Land and seismic spending was high as a percentage of capital as the Company was initiating its grass roots exploration program. Finding and development costs do not include future development costs from the Company's independent reserve report.

Liquidity and Capital Resources

Our net working capital position as at December 31, 2004 totaled $12.0 million ($16.0 million at March 31, 2004), consisting mostly of term deposits, cash and refundable deposits. The decrease over March 31, 2004 levels primarily reflects the implementation of our grass roots exploration and development program with the drilling of nine (net – nine) wells. Rock had no debt at December 31, 2004 ($nil at March 31, 2004), other than trade payables of $2.2 million ($0.8 million at March 31, 2004).

Our current risked capital spending plan for 2005 is approximately $11.0 million on existing properties. Of this amount about $7.6 million or 68% is allocated to drilling and completions, including tie-ins and well-site facilities to bring production on stream. We were successful in acquiring tracts of land and have identified a number of prospects to continue our exploration and development program. This spending is split evenly between the first and second half of the calendar year. The balance of the spending plan is allocated to potential land acquisitions and seismic programs as we work to further build our inventory of prospects. Given our current working capital position and anticipated cash flow, we expect to fund this spending plan without utilizing outside sources of capital.

Rock announced on March 14, 2005, that it has agreed to acquire non-operated petroleum and natural gas properties from 14 different entities for aggregate consideration of 10.3 million shares and $25.4 million. The cash will come out of the existing balances and expected borrowings from a $25 million facility currently being finalized with a Canadian chartered bank. In aggregate, the properties are expected to produce approximately 1,250 boe/day in March 2005 and produce 2,000 boe/day in December 2005. The reserves were evaluated by

Gilbert Laustsen Jung Associates Ltd. effective January 1, 2005, totaling 2.899 million boe on a proved basis and 4.058 million on a proved plus probable basis. Included in the acquisitions are approximately 19,600 net (72,000 gross) acres of undeveloped land and seismic data. Following closing of all the transactions Rock expects to have $14.5 million of total debt. Currently identified capital spending plans on the acquired properties total $5.0 million, which will be funded through the new borrowing facility. Rock intends to rationalize the working interests in these properties through acquisitions, divestitures and swapping of interests whereby Rock will have higher working interests in the remaining properties and ultimately work towards operating these properties. Through the rationalization process, Rock plans to establish two new core areas in West Central Alberta and Northeast British Columbia along with the Corporation's existing Plains core area.

At December 31, 2004 and to date, Rock had 9,259,453 common shares outstanding and 532,387 stock options with an average exercise price of $3.49 per share.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 MONTHS ENDED 12/31/04 (UNAUDITED)	3 MONTHS ENDED 09/30/04 (UNAUDITED)	3 MONTHS ENDED 06/30/04 (UNAUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 12/31/03 (UNAUDITED)	3 MONTHS ENDED 09/30/03 (UNAUDITED)	3 MONTHS ENDED 06/30/03 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)
Production (boe/d)	**201**	165	171	186	192	174	155	185
Oil and gas revenues	**$ 863,290**	$ 653,422	$ 661,851	$ 666,707	$ 613,187	$ 564,491	$ 524,146	$ 782,649
Price realizations ($/boe)	**$ 46.48**	$ 42.90	$ 42.54	$ 39.48	$ 34.78	$ 35.25	$ 37.13	$ 47.40
Royalties ($/boe)	**$ 3.73**	$ 14.70	$ 11.08	$ 11.16	$ 8.36	$ 9.81	$ 7.54	$ 12.66
Operating expense ($/boe)	**$ 7.59**	$ 9.15	$ 7.67	$ 6.56	$ 5.24	$ 7.91	$ 8.56	$ 9.60
Field netback ($/boe)	**$ 34.27**	$ 19.05	$ 23.79	$ 21.76	$ 21.18	$ 17.53	$ 21.03	$ 25.14
Net G&A expense	**$ 361,173**	$ 226,623	$ 160,375	$ 211,021	$ 145,803	$ 190,526	$ 175,093	$ 146,779
Stock-based compensation	**$ 58,279**	$ 50,708	$ 46,294	$ 46,296	$ nil	$ nil	$ nil	$ nil
Cash flow from operations	**$ 404,397**	$ 236,672	$ 276,367	$ 301,161	$ 105,465	$ 88,383	$ 111,324	$ 279 826
Per share (basic & diluted)	**$ 0.04**	$ 0.03	$ 0.03	$ 0.04	$ 0.03	$ 0.03	$ 0.04	$ 0.09
Net income	**$ 182,577**	$ 85,047	$ 145,120	$ 158,282	$ 25,203	$ 12,178	$ 57,807	$ 220,609
Per share (basic & diluted)	**$ 0.02**	$ 0.01	$ 0.02	$ 0.02	$ 0.01	$ 0.00	$ 0.02	$ 0.07
Capital expenditures	**$3,852,222**	$1,062,525	$1,018,682	$ 318,888	$ 192,625	$ 386,392	$ 125,874	$ 26,961
	AS AT 12/31/04	AS AT 09/30/04	AS AT 06/30/04	AS AT 03/31/04	AS AT 12/31/03	AS AT 09/30/03	AS AT 06/30/03	AS AT 03/31/03
Working capital ($000)	**$ 12,043**	$ 14,497	$ 15,323	$ 16,065	$ 2,881	$ 2,377	$ 2,675	$ 2,613

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard.

Contractual Obligations

In the course of its business, the Company enters into various contractual obligations including the following:

- royalty agreements
- processing agreements
- right of way agreements
- lease obligations for office premises.

Obligations with a fixed term are as follows:

	2005	2006	2007	2008	2009
Lease of office premises	$ 154,569	$ 128,807	0	0	0

Outstanding Share Data

There are no changes to Rock's outstanding share data at the date of this report.

Off Balance Sheet Arrangements

Rock does not have any special purpose entities nor is it party to any arrangement that would be excluded from the balance sheet.

Critical Accounting Estimates

Rock's financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). A comprehensive discussion of our significant accounting policies is contained in Note 2 to the audited consolidated financial statements. These accounting policies are subject to estimates and key judgments about future events, many of which are beyond our control. The following is a discussion of the accounting estimates that are critical to the financial statements.

Oil and Gas Accounting – Reserves Recognition Rock retained independent petroleum engineering consultants Gilbert Laustsen Jung Associates Ltd. to evaluate our oil and natural gas reserves, prepare an evaluation report, and report to the Company's Reserves Committee. The process of estimating oil and natural gas reserves is subjective and involves a significant number of decisions and assumptions in evaluating available geological, geophysical, engineering and economic data. These estimates will change over time as additional data from ongoing development and production activities becomes available and as economic conditions affecting oil and natural gas prices and costs change. Reserves can be classified as proved, probable or possible with decreasing levels of certainty to the likelihood that the reserves will be ultimately produced.

Oil and Gas Accounting – Full Cost Accounting Under the full cost method of accounting for exploration and development activities, all costs associated with these activities are capitalized. The aggregate net capitalized costs and estimated future abandonment costs, less estimated salvage values, is amortized using the unit-of-production method based on estimated proved oil and gas reserves resulting in a depletion expense. The depletion expense is most affected by the estimate of proved reserves and the cost of unproved properties. Unproved costs are reviewed quarterly to determine if proved reserves have been established, at which point the associated costs are included in the depletion calculation. Changes to any of these estimates may affect Rock's earnings.

Under the full cost method of accounting, the Company's investment in oil and gas assets is evaluated at least annually to consider whether the investment is recoverable and the carrying amount does not exceed the value of the properties, the "ceiling test". The carrying value of oil and natural gas properties and production equipment is compared to the sum of undiscounted cash flows expected to result from Rock's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves using a risk free interest rate. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment. Reserve, revenue, royalty and operating cost estimates and the timing of future cash flows are all critical components of the ceiling test. Revisions of these estimates could result in a write down of the carrying amount of oil and gas properties.

Asset Retirement Obligations The Company recognizes the estimated fair value for an asset retirement obligation ("ARO") in the period in which it is incurred as a liability, and records a corresponding increase in the carrying value of the related asset. The future asset retirement obligation is an estimate based on the Company's ownership interest in wells and facilities and reflects estimated costs to complete the abandonment and reclamation as well as the estimated timing of the costs to be incurred in future periods. Estimates of the costs associated with abandonment and reclamation activities require judgment concerning the method, timing and extent of future retirement activities. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and this accretion amount is charged to earnings in the period. Actual costs incurred on settlement of the ARO are charged against the ARO. Judgments affecting current and annual expense are subject to future revisions based on changes in technology, abandonment timing, costs, discount rates and the regulatory environment.

Stock-based Compensation Stock options issued to employees and directors under the Company's stock option plan are accounted for using the fair value method of accounting for stock-based compensation. The fair value of the option is recognized as stock-based compensation expense and contributed surplus over the vesting period of the option. Stock-based compensation expense is determined on the date of an option grant using a Black-Scholes option pricing model. A Black-Scholes pricing model requires the estimation of several variables including estimated volatility of Rock's stock price over the life of the option, estimated option forfeitures, estimated life of the option, estimated risk free rate and estimated dividend rate. A change to these estimates would alter the valuation of the option and would result in a different related stock-based compensation expense.

Business Risks

Rock is exposed to a number of business risks, some of which are beyond its control like all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and gas reserves on an economical basis (including acquiring land rights or gaining access to land rights), reservoir production performance, marketing, production, hiring and retaining employees and accessing contract services on a cost effective basis. We attempt to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition we outsource certain activities to be able to leverage on industry expertise, without having the burden of hiring full time staff given the current scope of operations. Typically the Company has outsourced the marketing functions. Rock is attempting to acquire oil and gas operations; however Rock will be competing against many other companies for such operations many of which will have greater access to resources. As a small company, gaining access to contract services may be difficult given the high activity levels the industry has been experiencing, but we will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the Canadian/US exchange rate and interest rates, all of which are largely beyond the Company's control. Currently we have not used any financial instruments to mitigate these risks. We would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently Rock has no long-term debt in place but intends to use its debt capacity in the future in conjunction with the announced acquisitions. We intend to use prudent levels of debt to fund capital programs based on the expected operating environment. We also intend to access equity markets to fund opportunities, however the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third party consultants to help develop and manage these programs and help Rock comply with current environmental legislation.

Reserves

Rock's reserves have been independently evaluated by Gilbert Laustsen Jung Associates Ltd. ("GLJ"). This is the first year GLJ has evaluated these reserves. The reserves as at December 31, 2004 have been evaluated in accordance with NI 51-101. The previous reserve report at March 31, 2004 followed this standard as well. The following tables provide a reconciliation of the reserves between the two reserve reports. NI 51-101 requires reserves to be reconciled on a net basis after royalty interest ("net interest"). Below we have reported reserves on both a working interest, before royalty interests, and net interest basis.

Reserves Reconciliation The following table is a reconciliation of Rock's "Gross Interest" reserves at year-end December 31, 2004 using GLJ's pricing and cost estimates.

RECONCILIATION OF COMPANY GROSS INTEREST RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	OIL AND NGL			GAS			EQUIVALENT BOE		
FACTORS	PROVED (MBBL)	PROBABLE (MBBL)	PROVED PLUS PROBABLE (MBBL)	PROVED (MMCF)	PROBABLE (MMCF)	PROVED PLUS PROBABLE (MMCF)	PROVED (MBOE)	PROBABLE (MBOE)	PROVED PLUS PROBABLE (MBOE)
March 31, 2004	326	113	439	1,250	268	1,518	534	158	692
Extensions	186	160	346	650	573	1,223	294	257	551
Technical revisions	(35)	(82)	(117)	82	(148)	(66)	(21)	(108)	(129)
Discoveries									
Production	(25)	–	(25)	(144)	–	(144)	(49)	–	(49)
December 31, 2004	452	191	643	1,838	693	2,531	758	307	1,065

Note: Figures may not add due to rounding.

The following table is a reconciliation of Rock' s "Net Interest" reserves at year-end December 31, 2004 using GLJ's pricing and cost estimates.

RECONCILIATION OF COMPANY NET INTEREST RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	OIL AND NGL			GAS			EQUIVALENT BOE		
FACTORS	PROVED (MBBL)	PROBABLE (MBBL)	PROVED PLUS PROBABLE (MBBL)	PROVED (MMCF)	PROBABLE (MMCF)	PROVED PLUS PROBABLE (MMCF)	PROVED (MBOE)	PROBABLE (MBOE)	PROVED PLUS PROBABLE (MBOE)
March 31, 2004	271	90	361	960	205	1,165	431	124	555
Extensions	158	139	297	531	497	1,028	247	222	469
Technical revisions	(33)	(63)	(96)	40	(113)	(73)	(26)	(82)	(108)
Discoveries									
Production	(19)	-	(19)	(104)	-	(104)	(36)	-	(36)
December 31, 2004	377	166	544	1,427	589	2,016	615	264	880

Note: Figures may not add due to rounding.

Reserves and Net Present Value (Forecast Prices and Costs) The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing GLJ's pricing and cost estimates.

	RESERVES			
	OIL AND NGL		GAS	
RESERVES CATEGORY	GROSS (MBBL)	NET (MBBL)	GROSS (MMCF)	NET (MMCF)
Proved Producing	276	226	1,443	1,118
Proved Non-Producing	125	108	380	300
Proved Undeveloped	52	43	14	10
Total Proved	453	377	1,837	1,428
Probable Additional	191	166	692	589
Total Proved Plus Probable	644	543	2,529	2,016

	NET PRESENT VALUE OF FUTURE NET REVENUE									
	BEFORE INCOME TAXES DISCOUNTED AT (% PER YEAR)					AFTER INCOME TAXES DISCOUNTED AT (% PER YEAR)				
RESERVES CATEGORY	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
Proved Producing	8,693	6,972	5,813	4,994	4,391	8,693	6,972	5,813	4,994	4,391
Proved Non-Producing	2,152	1,965	1,805	1,666	1,545	–	–	–	–	–
Proved Undeveloped	371	317	271	233	200	–	–	–	–	–
Total Proved	11,216	9,254	7,889	6,893	6,136	11,217	9,254	7,889	6,893	6,136
Probable Additional	3,502	2,571	2,009	1,633	1,363	3,446	2,544	1,996	1,627	1,360
Total Proved Plus Probable	14,719	11,824	9,898	8,526	7,499	14,663	11,798	9,885	8,520	7,496

Note: Figures may not add due to rounding.

Reserves and Net Present Value (Constant Prices and Costs) The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing GLJ's pricing based on benchmark reference prices posted at or near December 31, 2004 with adjustments for oil differential and gas heating values applied to arrive at a company average. Capital and operating costs were not inflated.

	RESERVES			
	OIL AND NGL		GAS	
RESERVES CATEGORY	GROSS (MBBL)	NET (MBBL)	GROSS (MMCF)	NET (MMCF)
Proved Producing	282	233	1,456	1,127
Proved Non-Producing	–	–	–	–
Proved Undeveloped	176	158	395	309
Total Proved	458	391	1,851	1,436
Probable Additional	183	165	698	593
Total Proved Plus Probable	641	556	2,549	2,029

	NET PRESENT VALUE OF FUTURE NET REVENUE									
	BEFORE INCOME TAXES DISCOUNTED AT (% PER YEAR)					AFTER INCOME TAXES DISCOUNTED AT (% PER YEAR)				
RESERVES CATEGORY	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
Proved Producing	9,790	7,541	6,107	5,133	4,403	9,790	7,541	6,107	5,133	4,436
Proved Undeveloped	1,354	1,201	1,072	960	862	1,354	1,201	1,072	960	862
Total Proved	11,144	8,742	7,179	6,093	5,298	11,144	8,742	7,179	6,093	5,298
Probable Additional	3,058	2,041	1,472	1,112	866	3,058	2,041	1,472	1,112	866
Total Proved Plus Probable	14,202	10,783	8,651	7,205	6,164	14,202	10,783	8,651	7,205	6,164

Note: Figures may not add due to rounding.

Pricing Assumptions

The following benchmark prices, inflation rates and exchange rates were used by GLJ for the Constant Prices and Costs evaluation and the Forecast Prices and Costs evaluation.

SUMMARY OF PRICING ASSUMPTIONS
AS OF DECEMBER 31, 2004
CONSTANT PRICE AND COSTS

EDMONTON PAR OIL PRICE 40 API (CDN$/BBL)	AECO GAS PRICE (CDN$/MCF)	NGL (CDN$/BBL)
46.54	6.79	37.73

SUMMARY OF PRICING AND COST RATE ASSUMPTIONS AS OF
DECEMBER 31, 2004 FORECAST PRICES AND COSTS

	OIL				NGL			GAS			
YEAR	WTI @ CUSHING ($US/BBL)	EDMONTON REFERENCE PRICE ($/BBL)	MEDIUM 29 API ($/BBL)	HARDISTY HEAVY 12 API ($/BBL)	EDMONTON PROPANE ($/BBL)	EDMONTON BUTANE ($/BBL)	EDMONTON PENTANE ($/BBL)	SPEC ETHANE ($/BBL)	AECO C ($/MCF)	CDN/US EXCHANGE RATE	COST INFLATION RATE (%/YEAR)
2005	42.00	50.25	43.75	27.50	32.25	37.25	50.75	22.00	6.60	0.82	2
2006	40.00	47.75	41.50	28.50	30.50	35.25	48.25	21.25	6.35	0.82	2
2007	38.00	45.50	39.50	28.75	29.00	33.75	46.00	20.50	6.15	0.82	2
2008	36.00	43.25	37.75	27.25	27.75	32.00	43.75	20.00	6.00	0.82	2
2009	34.00	40.75	35.50	25.50	26.00	30.25	41.25	20.00	6.00	0.82	2
2010	33.00	39.50	34.25	24.75	25.25	29.25	40.00	20.00	6.00	0.82	2
2011	33.00	39.50	34.25	24.75	25.25	29.25	40.00	20.00	6.00	0.82	2
2012	33.00	39.50	34.25	24.75	25.25	29.25	40.00	20.00	6.00	0.82	2
2013	33.50	40.00	34.75	24.75	25.50	29.50	40.50	20.25	6.10	0.82	2
2014	34.00	40.75	35.50	25.50	26.00	30.25	41.25	20.75	6.20	0.82	2
2015	34.50	41.25	36.00	25.75	26.50	30.50	41.75	21.00	6.30	0.82	2
2016+	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	0.82	2

MANAGEMENT'S **REPORT**

To the Shareholders of Rock Energy Inc.

The financial statements of Rock Energy Inc. were prepared by management in accordance with appropriately selected generally accepted accounting principles in Canada. Management has used estimates and careful judgment, particularly in those circumstances where transactions affecting current periods are dependent on information not known for certain until a future period. The financial and operational information contained in this annual report is consistent with that reported in the financial statements.

Management is responsible for the integrity of the financial and operational information contained in this report. The Company has designed and maintains internal controls to provide reasonable assurance that assets are properly safeguarded and that the financial records are well maintained and provide relevant, timely and reliable information to management. The financial statements have been prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in the notes to the financial statements.

External auditors appointed by the shareholders have conducted an independent examination of the corporate and accounting records in order to express their opinion on the financial statements. The Audit Committee has met with the external auditors and management in order to determine if management has fulfilled its responsibilities in the preparation of the financial statements. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.



Allen J. Bey
President and Chief Executive Officer
March 14, 2005



Peter D. Scott
Vice President, Finance and Chief Financial Officer
March 14, 2005

AUDITORS' REPORT **TO THE SHAREHOLDERS**

We have audited the consolidated balance sheets of Rock Energy Inc. as at December 31, 2004 and March 31, 2004 and the consolidated statements of income and retained earnings and cash flows for the nine months ended December 31, 2004 and the year ended March 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and March 31, 2004 and the results of its operations and its cash flows for the nine months ended December 31, 2004 and the year ended March 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants

Calgary, Canada
March 14, 2005

CONSOLIDATED **BALANCE SHEETS**

	DECEMBER 31, 2004	MARCH 31, 2004
ASSETS		
Current assets		
Cash and cash equivalents	**$ 8,631,810**	$ 16,293,473
Accounts receivable	**484,714**	302,351
Refundable deposit	**5,000,000**	–
Prepaids	**119,154**	126,989
Other assets	**–**	127,723
	14,235,678	16,850,536
Property, plant and equipment (note 4)	**9,450,555**	3,313,866
Accumulated depletion and depreciation	**(681,225)**	(346,720)
	8,769,330	2,967,146
Goodwill (note 3)	**2,051,967**	2,051,967
	$ 25,056,975	$ 21,869,649
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 2,192,692**	$ 785,582
Asset retirement obligation (note 5)	**500,256**	282,090
Shareholders' equity		
Share capital (note 6)	**21,275,627**	20,281,602
Contributed surplus (note 7)	**201,577**	46,296
Retained earnings	**886,823**	474,079
	22,364,027	20,801,977
Commitments (note 12)		
Subsequent event (note 13)		
	$ 25,056,975	$ 21,869,649

See accompanying notes to consolidated financial statements.

Approved by the Board:





Stuart G. Clark
Director

Allen J. Bey
Director

CONSOLIDATED STATEMENTS OF **INCOME AND RETAINED EARNINGS**

THE NINE MONTHS ENDED AND YEAR ENDED	DECEMBER 31, 2004	MARCH 31, 2004
Revenues:		
Oil and gas revenue	**$ 2,178,563**	$ 2,368,621
Royalties, net of Alberta Royalty Tax Credit	**(465,602)**	(598,004)
Other income	**198,469**	195,192
	1,911,430	1,965,809
Expenses:		
General and administrative	**748,171**	722,528
Operating	**416,464**	451,882
Interest (recovery)	**(108,057)**	115,283
Stock-based compensation (note 7)	**155,281**	46,296
Depletion, depreciation, and accretion	**349,411**	306,567
	1,561,270	1,642,556
Income before income taxes	**350,160**	323,253
Income taxes		
Current (recovery) (note 8)	**(62,584)**	69,783
Net income for the period	**412,744**	253,470
Retained earnings, beginning of period	**474,079**	220,609
Retained earnings, end of period	**886,823**	474,079
Basic and diluted earnings per share	**$ 0.05**	$ 0.05

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF **CASH FLOWS**

THE NINE MONTHS ENDED AND YEAR ENDED	DECEMBER 31, 2004	MARCH 31, 2004
Cash provided by (used in):		
Operating		
Net income for the period	**$ 412,744**	$ 253,470
Add: Non-cash items:		
Depletion, depreciation, and accretion	**349,411**	306,567
Stock-based compensation	**155,281**	46,296
	917,436	606,333
Changes in non-cash working capital	**1,180,511**	899,191
	2,097,947	1,505,524
Financing:		
Issuance of common shares	**994,025**	14,800,328
Repayment of loans	–	(250,000)
Acquisition costs	–	(162,931)
Changes in non-cash working capital	**(79,923)**	(750,000)
	914,102	13,637,397
Investing:		
Acquisition of property, plant and equipment	**(5,933,429)**	(1,023,779)
Changes in non-cash working capital	**(4,740,283)**	–
	(10,673,712)	(1,023,779)
Increase (decrease) in cash and cash equivalents	**(7,661,663)**	14,119,142
Cash and cash equivalents, beginning of period	**16,293,473**	2,174,331
Cash and cash equivalents, end of period	**$ 8,631,810**	$ 16,293,473

Interest paid and received:		
Interest paid	**937**	5,812
Interest received	**192,398**	195,192

See accompanying notes to consolidated financial statements.

NOTES TO **CONSOLIDATED FINANCIAL STATEMENTS**

Nine months ended December 31, 2004 and the year ended March 31, 2004

1. NATURE OF OPERATIONS

In 2004 Medbroadcast Corporation ("Medbroadcast"), a TSX Venture Exchange listed company, entered into a licensing arrangement for all its operating assets, raised $15 million of new equity and acquired a private oil and gas company, Rock Energy Ltd. ("REL"). Following the acquisition, Medbroadcast changed its name to Rock Energy Inc. (the "Company" or "Rock") and became actively engaged in the exploration, production and development of oil and gas in Western Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Rock are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(a) Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short-term investments with a maturity date of twelve months or less.

(b) Joint ventures

A substantial portion of the Company's oil and gas exploration and development activities is conducted jointly with others, and accordingly, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

(c) Property, plant and equipment

Capitalized costs: The Company follows Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16") to account for its oil and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, the cost of petroleum and natural gas production equipment and overhead charges directly related to exploration and development activities. Proceeds from the sale of oil and gas properties are applied against capital costs, with no gain or loss recognized, unless such a sale would change the rate of depletion and depreciation by 20% or more, in which case, a gain or loss would be recorded.

Depletion, depreciation and amortization: The capitalized costs are depleted and depreciated using the unit-of-production method based on proved petroleum and natural gas reserves, as determined by independent consulting engineers. Oil and natural gas liquids reserves and production are converted into equivalent units of natural gas based on relative energy content. Office furniture and equipment are recorded at cost and depreciated on a declining balance basis using a rate of 20%.

Ceiling test: Rock calculates its ceiling test by comparing the carrying value of oil and natural gas properties and production equipment to the sum of undiscounted cash flows from proved reserves unproved properties. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves, using a risk free interest rate and expected future prices, and unproved properties. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment.

Asset retirement obligations: The Company records the fair value of an asset retirement obligation ("ARO") as a liability in the period in which it incurs a legal obligation to restore an oil and gas property, typically when a well is drilled or other equipment is put in place. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset and depleted on a unit-of-production method over the life of the proved reserves. Subsequent to initial measurement of the obligations, the obligations are adjusted at the end of each reporting period to reflect the passage of time and changes in estimated future cash flows underlying the obligation. Actual costs incurred on settlement of the ARO are charged against the ARO.

(d) Income taxes

Income taxes are calculated using the liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value amount on the balance sheet are used to calculate future income tax assets and liabilities. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(e) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deduction when the expenses are renounced.

(f) Stock-based compensation

The Company grants options to purchase common shares to employees and directors under its stock option plan. Effective April 1, 2003, the Company prospectively adopted the Canadian accounting standard relating to stock-based compensation and other stock-based payments as it applies to other stock-based compensation granted to employees, officers and directors. Under this standard, future awards are accounted for using the fair value of accounting for stock-based compensation. Under the fair value method, an estimate of the value of the option is determined at the time of grant using a Black-Scholes option pricing model. The fair value of the option is recognized as an expense and contributed surplus over the vested life of the option.

(g) Revenue recognition

Revenue from the sale of oil and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, and production-based royalty expenses will be recognized in the same period in which the related revenue is earned and recorded.

Effective April 1, 2004, the Company adopted revised CICA section 1100, "Generally Accepted Accounting Principles". Upon adoption, certain transportation costs are being recorded as a cost of sales. This change has been adopted prospectively.

(h) Measurement uncertainty

The amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the amounts used for ceiling test calculations are based on estimates of reserves and/or future costs. The Company's reserve estimates are reviewed annually by an independent engineering firm. The amounts disclosed relating to fair values of stock options issued are based on estimates of future volatility of the Company's share price, expected lives of options, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

(i) Earnings per share

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method whereby the weighted average number of shares is adjusted for the dilutive effect of options.

3. ACQUISITION OF ROCK ENERGY LTD.

In January 2004 Rock acquired all of the issued and outstanding shares of Rock Energy Ltd. ("REL"), an Alberta private oil and natural gas company, by issuing 3,875,040 common shares. The management team of REL became the management team of Rock and two of the four Rock directors became REL directors. As a result, for accounting purposes, REL was identified as the acquirer.

Application of reverse takeover accounting results in the following:

(i) The Rock consolidated financial statements are a combination of REL at historical cost and Rock at fair value.

(ii) Shareholders' equity is presented as a continuation of REL; however, the capital structure is that of Rock.

(iii) The cost of the purchase was $15,958,356, being the aggregate of the fair value of the equity interest in Rock deemed to be given by REL to the shareholders of Rock and cash acquisition costs of $162,931. The following table summarize the fair value of the assets and liabilities of Rock:

Cash	$ 14,155,719
Accounts receivable and other assets	270,975
Accounts payable	(788,737)
Loans payable	(250,000)
Goodwill	2,570,399
Total	$ 15,958,356

At the time of the acquisition, Medbroadcast had approximately $35 million in tax loss carryforwards and other deductions. While management believes these loss carryforwards and other deductions have economic value, this economic value could not be recorded as a future income tax asset because it was not probable that the future tax asset would be realized. Accordingly, the excess purchase price was recorded as goodwill. As it becomes more likely than not that such future tax assets will be realized, they will first be recognized as a reduction of recorded goodwill until such goodwill has been reduced to $nil and thereafter as a reduction to income tax expense.

4. PROPERTY, PLANT AND EQUIPMENT

	DECEMBER 31, 2004	MARCH 31, 2004
Petroleum and natural gas properties	**$ 9,317,833**	$ 3,238,732
Other assets	**132,722**	75,134
	9,450,555	3,313.866
Accumulated depletion and depreciation	**(681,225)**	(346,720)
	$ 8,769,330	$ 2,967,146

At December 31, 2004, petroleum and natural gas properties included $1,940,887 (March 31, 2004, $41,208) of unproved property costs which have been excluded from the depletable base.

During the nine months ended December 31, 2004 $402,604 (year ended March 31, 2004, $263,108) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

At December 31, 2004, the Company applied the ceiling test calculation to its petroleum and natural gas properties using expected future market prices of: gas prices ranging from $6.60/mcf to $6.30/mcf, medium and light oil prices ranging from $47.00/bbl to $38.63/bbl, heavy oil prices ranging from $27.50/bbl to $25.75/bbl and natural gas liquids prices ranging from $35.65/bbl to $29.94/bbl.

5. ASSET RETIREMENT OBLIGATION

The asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at December 31, 2004 is approximately $1,010,500 (March 31, 2004 - $512,000), which will be incurred between 2006 and 2019. A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	DECEMBER 31, 2004	MARCH 31, 2004
Balance, beginning of period	**$ 282,090**	$ 232,414
Liabilities incurred during period	**203,260**	33,479
Accretion	**14,906**	16,197
Balance, end of period	**$ 500,256**	$ 282,090

6. SHARE CAPITAL

(a) Authorized:

Unlimited number of voting common shares, without stated par value.

300,000 preference shares, without stated par value.

(b) Common shares issued:

COMMON SHARES OF REL	NUMBER	AMOUNT
Issued on incorporation	100	100
Flow-through shares	2,359,900	2,359,900
On acquisition [ii]	2,000,000	2,000,000
Issued and outstanding on March 31, 2003	4,360,000	4,360,000
Exercise of warrants [iii]	500,000	700,000
Issued and outstanding as at January 7, 2004	4,860,000	$ 5,060,000

COMMON SHARES OF ROCK	NUMBER	AMOUNT
Issued on business combination of Rock and REL [i]		
To former REL shareholders	3,875,040	$ 5,060,000
To former Rock shareholders	5,135,939	15,795,425
Redemption [iv]	(17,827)	(55,391)
Future tax effect of flow-through share renouncements [v]		(518,432)
Issued and outstanding as at March 31, 2004	8,993,152	$ 20,281,602
Redemption [iv]	(365)	(448)
Issued in private placement [vi]	266,666	994,473
Issued and outstanding as at December 31, 2004	9,259,453	$ 21,275,627

(i) The number of shares has been restated to reflect the 30 for 1 share consolidation which was effective February 18, 2004. Fractional shares have been rounded.

(ii) In January 2003 REL acquired all of the shares of a private oil and gas company. The cost of the purchase of $2,000,000 was assigned to property plant and equipment, being all of the assets of the acquired company.

(iii) In March 2003, 500,000 warrants to purchase 500,000 common shares of REL were issued to four officers of REL. The warrants had an exercise price of $1.40 per common share and were exercised prior to their expiration date of January 31, 2004.

(iv) In accordance with the terms of the share consolidation, shareholders holding 1,000 or less pre-consolidated common shares redeemed their shares for cash based on the value of $0.1129 per pre-consolidated share.

(v) The Company has renounced resource expenditures on flow-through shares issued by predecessor companies. At March 31, 2004, the Company was committed to spend $1.8 million on drilling and exploration activities on or before January 31, 2005 to satisfy flow-through share commitments. At December 31, 2004, all required expenditures had been made and completed the renouncements in February 2005.

(vi) On October 28, 2004, the Company entered into a private placement to issue 266,666 common shares at a price of $3.75 per share, or $1.0 million, to the outside directors of the Company.

As at December 31, 2004 no preference shares were outstanding.

(c) Stock options

The Company has a stock option plan (the "Plan") under which it may grant options to directors, officers and employees for the purchase of up to 865,617 common shares. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. The following table summarizes the status of the Company's stock option plan as at December 31, 2004 and March 31, 2004 and changes during the period ended on those dates:

	DECEMBER 31, 2004		MARCH 31, 2004	
	OPTIONS (000S)	WEIGHTED-AVERAGE EXERCISE PRICE ($)	OPTIONS (000S)	WEIGHTED-AVERAGE EXERCISE PRICE ($)
Outstanding at beginning of period	418,848	$ 3.39		
Granted	125,500	$ 3.79	418,848	$ 3.39
Cancelled	(11,961)	$ 3.39		
Outstanding at end of period	532,387	$ 3.49	418,848	$ 3.39

(d) Per share amounts

The weighted average number of common shares outstanding during the nine months ended December 31, 2004 of 9,054,879 (year ended March 31, 2004 - 4,790,196) was used to calculate earnings per share amounts. To calculate diluted common shares outstanding, the treasury method was used. Under this method, in-the-money options are assumed exercised and the proceeds used to repurchase shares at the year end date of December 31, 2004. As at December 31, 2004, an additional 56,941 (March 31, 2004 - 52,652) common shares were used to calculate diluted earnings per share.

7. STOCK-BASED COMPENSATION

Options granted to both employees and non-employees after March 31, 2003 are accounted for using the fair value method. The fair value of common share options granted in the nine months ended December 31, 2004 was estimated to be $120,000 (year ended March 31, 2004 - $326,000) as at the grant date using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate	4%
Expected life	3 year average
Expected volatility	30%
Expected dividend yield	0%

The estimated fair value of the options is amortized to expense and credited to contributed surplus over the option vesting period on a straight-line basis.

8. INCOME TAXES

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 38.62% (March 31, 2004: 38.12%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	DECEMBER 31, 2004	MARCH 31, 2004
Net income before income taxes	**$ 350,160**	$ 253,470
Statutory income tax rate	**38.62%**	38.12%
Expected income taxes	**$ 135,232**	$ 96,623
Add (deduct):		
Stock-based compensation	**59,970**	17,648
Non-deductible crown charges	**52,830**	93,952
Resource allowance	**(30,425)**	(8,411)
Change in valuation allowance	**(217,607)**	(130,029)
Provision for income taxes	**$ –**	$ 69,783
Current tax recovery of prior period	**(62,584)**	–
Provision for income taxes	**$ (62,584)**	$ 69,783

Future income tax assets or liabilities recognized on the consolidated balance sheets are comprised of temporary differences. These temporary differences are summarized as follows:

	DECEMBER 31, 2004	MARCH 31, 2004
Loss carryforwards	**$ 11,451,008**	$ 11,183,647
Property, plant and equipment	**1,579,570**	1,751,356
Non-coterminous year ends	**(559,177)**	–
Share issuance costs	**471,720**	511,449
Asset retirement obligation	**178,191**	(107,533)
Calculated future income tax asset	**13,121,312**	13,338,919
Valuation allowance	**(13,121,312)**	(13,338,919)
Future income taxes	**$ –**	$ –

At December 31, 2004, Rock and its subsidiary have tax pools aggregating $ 47.0 million (March 31, 2004 – $35.7 million) available for deduction against future taxable income of which $ 27.9 million (March 31, 2004 – $27.4 million) are non-capital losses. The non-capital losses expire as follows:

		($ millions)
2005	$	4.3
2006		3.0
2007		6.9
2008		8.7
2009		3.9
2010		0.4
2011		0.7
	$	27.9

9. FINANCIAL INSTRUMENTS

Rock's financial instruments included in the consolidated balance sheets are comprised of cash and cash equivalents, accounts receivable, other deposits, accounts payable and accrued liabilities and income taxes payable. The fair values of these financial instruments approximate their carrying amount due to the short-term nature of the instruments.

10. CREDIT RISK

A substantial portion of Rock's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

11. RELATED PARTY TRANSACTIONS

During the nine months ended December 31, 2004, there were no related party transactions. During the year ended March 31, 2004, Rock:

(a) paid consulting fees of $77,430 to a director and former officer, and

(b) *paid interest, fees and loan principal of $237,638 to a shareholder.*

12. COMMITMENTS

Obligations with a fixed term are as follows:

	2005	2006	2007	2008	2009
Lease of office premises	$ 154,569	$ 128,807	0	0	0

13. SUBSEQUENT EVENT

On March 14, 2005 the Company agreed to acquire from 14 different entities petroleum and natural gas properties for aggregate consideration of 10.3 million shares and $25.4 million. The cash will come out of the existing cash balances and expected borrowings from a $25 million facility from a Canadian chartered bank currently being finalized. The transactions are expected to close before May 31, 2005 and will be subject to purchase price adjustments.

CORPORATE **INFORMATION**

BOARD OF DIRECTORS

Stuart G. Clark
Chairman of the Board
Independent Businessman
Calgary, Alberta

Allen J. Bey
President and Chief Executive Officer
Rock Energy Inc.
Calgary, Alberta

Matthew J. Brister
President
Storm Ventures International Inc.
Calgary, Alberta

Peter V. Malowany
Vice President
Morgas Ltd.
Calgary, Alberta

James K. Wilson
Vice President, Finance and
Chief Financial Officer
Grizzly Resources Ltd.
Calgary, Alberta

OFFICERS

Allen J. Bey
President and Chief Executive Officer

A.C. Sandy Brown
Vice President, Exploration

Sean E. Moore
Vice President, Production

Peter D. Scott
Vice President, Finance and
Chief Financial Officer

Grant A. Zawalsky
Corporate Secretary

EXECUTIVE OFFICE

1750, 530 – 8 Avenue S.W.
Calgary, Alberta T2P 3S8
Telephone: (403) 218-4380
Fax: (403) 234-0598
e-mail: info@rockenergy.ca
website: www.rockenergy.ca

AUDITORS

KPMG LLP

BANKER

Royal Bank of Canada

ENGINEERING CONSULTANT

Gilbert Laustsen Jung Associates Ltd.

SOLICITORS

Burnet, Duckworth & Palmer LLP

STOCK EXCHANGE LISTING

TSX Stock Symbol: RE

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
Suite 600, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Designed and Produced by Result Inc.
Printed in Canada



ROCK ENERGY INC.
SUITE 1750, WATERMARK TOWER, 530 – 8TH AVENUE S.W., CALGARY, ALBERTA, T2P 3S8
WWW.ROCKENERGY.CA
TSX: RE

AUDITORS' REPORT **TO THE SHAREHOLDERS**

We have audited the consolidated balance sheets of Rock Energy Inc. as at December 31, 2004 and March 31, 2004 and the consolidated statements of income and retained earnings and cash flows for the nine months ended December 31, 2004 and the year ended March 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and March 31, 2004 and the results of its operations and its cash flows for the nine months ended December 31, 2004 and the year ended March 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants

Calgary, Canada
March 14, 2005

CONSOLIDATED **BALANCE SHEETS**

	DECEMBER 31, 2004	MARCH 31, 2004
ASSETS		
Current assets		
Cash and cash equivalents	**$ 8,631,810**	$ 16,293,473
Accounts receivable	**484,714**	302,351
Refundable deposit	**5,000,000**	–
Prepaids	**119,154**	126,989
Other assets	**–**	127,723
	14,235,678	16,850,536
Property, plant and equipment (note 4)	**9,450,555**	3,313,866
Accumulated depletion and depreciation	**(681,225)**	(346,720)
	8,769,330	2,967,146
Goodwill (note 3)	**2,051,967**	2,051,967
	$ 25,056,975	$ 21,869,649
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 2,192,692**	$ 785,582
Asset retirement obligation (note 5)	**500,256**	282,090
Shareholders' equity		
Share capital (note 6)	**21,275,627**	20,281,602
Contributed surplus (note 7)	**201,577**	46,296
Retained earnings	**886,823**	474,079
	22,364,027	20,801,977
Commitments (note 12)		
Subsequent event (note 13)		
	$ 25,056,975	$ 21,869,649

See accompanying notes to consolidated financial statements.

Approved by the Board:





Stuart G. Clark
Director

Allen J. Bey
Director

CONSOLIDATED STATEMENTS OF **INCOME AND RETAINED EARNINGS**

THE NINE MONTHS ENDED AND YEAR ENDED	DECEMBER 31, 2004	MARCH 31, 2004
Revenues:		
Oil and gas revenue	**$ 2,178,563**	$ 2,368,621
Royalties, net of Alberta Royalty Tax Credit	**(465,602)**	(598,004)
Other income	**198,469**	195,192
	1,911,430	1,965,809
Expenses:		
General and administrative	**748,171**	722,528
Operating	**416,464**	451,882
Interest (recovery)	**(108,057)**	115,283
Stock-based compensation (note 7)	**155,281**	46,296
Depletion, depreciation, and accretion	**349,411**	306,567
	1,561,270	1,642,556
Income before income taxes	**350,160**	323,253
Income taxes		
Current (recovery) (note 8)	**(62,584)**	69,783
Net income for the period	**412,744**	253,470
Retained earnings, beginning of period	**474,079**	220,609
Retained earnings, end of period	**886,823**	474,079
Basic and diluted earnings per share	**$ 0.05**	$ 0.05

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF **CASH FLOWS**

THE NINE MONTHS ENDED AND YEAR ENDED	DECEMBER 31, 2004	MARCH 31, 2004
Cash provided by (used in):		
Operating		
Net income for the period	**$ 412,744**	$ 253,470
Add: Non-cash items:		
Depletion, depreciation, and accretion	**349,411**	306,567
Stock-based compensation	**155,281**	46,296
	917,436	606,333
Changes in non-cash working capital	**1,180,511**	899,191
	2,097,947	1,505,524
Financing:		
Issuance of common shares	**994,025**	14,800,328
Repayment of loans	**–**	(250,000)
Acquisition costs	**–**	(162,931)
Changes in non-cash working capital	**(79,923)**	(750,000)
	914,102	13,637,397
Investing:		
Acquisition of property, plant and equipment	**(5,933,429)**	(1,023,779)
Changes in non-cash working capital	**(4,740,283)**	–
	(10,673,712)	(1,023,779)
Increase (decrease) in cash and cash equivalents	**(7,661,663)**	14,119,142
Cash and cash equivalents, beginning of period	**16,293,473**	2,174,331
Cash and cash equivalents, end of period	**$ 8,631,810**	$ 16,293,473

Interest paid and received:		
Interest paid	**937**	5,812
Interest received	**192,398**	195,192

See accompanying notes to consolidated financial statements.

NOTES TO **CONSOLIDATED FINANCIAL STATEMENTS**

Nine months ended December 31, 2004 and the year ended March 31, 2004

1. NATURE OF OPERATIONS

In 2004 Medbroadcast Corporation ("Medbroadcast"), a TSX Venture Exchange listed company, entered into a licensing arrangement for all its operating assets, raised $15 million of new equity and acquired a private oil and gas company, Rock Energy Ltd. ("REL"). Following the acquisition, Medbroadcast changed its name to Rock Energy Inc. (the "Company" or "Rock") and became actively engaged in the exploration, production and development of oil and gas in Western Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Rock are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(a) Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short-term investments with a maturity date of twelve months or less.

(b) Joint ventures

A substantial portion of the Company's oil and gas exploration and development activities is conducted jointly with others, and accordingly, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

(c) Property, plant and equipment

Capitalized costs: The Company follows Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16") to account for its oil and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, the cost of petroleum and natural gas production equipment and overhead charges directly related to exploration and development activities. Proceeds from the sale of oil and gas properties are applied against capital costs, with no gain or loss recognized, unless such a sale would change the rate of depletion and depreciation by 20% or more, in which case, a gain or loss would be recorded.

Depletion, depreciation and amortization: The capitalized costs are depleted and depreciated using the unit-of-production method based on proved petroleum and natural gas reserves, as determined by independent consulting engineers. Oil and natural gas liquids reserves and production are converted into equivalent units of natural gas based on relative energy content. Office furniture and equipment are recorded at cost and depreciated on a declining balance basis using a rate of 20%.

Ceiling test: Rock calculates its ceiling test by comparing the carrying value of oil and natural gas properties and production equipment to the sum of undiscounted cash flows from proved reserves unproved properties. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves, using a risk free interest rate and expected future prices, and unproved properties. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment.

Asset retirement obligations: The Company records the fair value of an asset retirement obligation ("ARO") as a liability in the period in which it incurs a legal obligation to restore an oil and gas property, typically when a well is drilled or other equipment is put in place. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset and depleted on a unit-of-production method over the life of the proved reserves. Subsequent to initial measurement of the obligations, the obligations are adjusted at the end of each reporting period to reflect the passage of time and changes in estimated future cash flows underlying the obligation. Actual costs incurred on settlement of the ARO are charged against the ARO.

(d) Income taxes

Income taxes are calculated using the liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value amount on the balance sheet are used to calculate future income tax assets and liabilities. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(e) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deduction when the expenses are renounced.

(f) Stock-based compensation

The Company grants options to purchase common shares to employees and directors under its stock option plan. Effective April 1, 2003, the Company prospectively adopted the Canadian accounting standard relating to stock-based compensation and other stock-based payments as it applies to other stock-based compensation granted to employees, officers and directors. Under this standard, future awards are accounted for using the fair value of accounting for stock-based compensation. Under the fair value method, an estimate of the value of the option is determined at the time of grant using a Black-Scholes option pricing model. The fair value of the option is recognized as an expense and contributed surplus over the vested life of the option.

(g) Revenue recognition

Revenue from the sale of oil and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, and production-based royalty expenses will be recognized in the same period in which the related revenue is earned and recorded.

Effective April 1, 2004, the Company adopted revised CICA section 1100, "Generally Accepted Accounting Principles". Upon adoption, certain transportation costs are being recorded as a cost of sales. This change has been adopted prospectively.

(h) Measurement uncertainty

The amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the amounts used for ceiling test calculations are based on estimates of reserves and/or future costs. The Company's reserve estimates are reviewed annually by an independent engineering firm. The amounts disclosed relating to fair values of stock options issued are based on estimates of future volatility of the Company's share price, expected lives of options, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

(i) Earnings per share

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method whereby the weighted average number of shares is adjusted for the dilutive effect of options.

3. ACQUISITION OF ROCK ENERGY LTD.

In January 2004 Rock acquired all of the issued and outstanding shares of Rock Energy Ltd. ("REL"), an Alberta private oil and natural gas company, by issuing 3,875,040 common shares. The management team of REL became the management team of Rock and two of the four Rock directors became REL directors. As a result, for accounting purposes, REL was identified as the acquirer.

Application of reverse takeover accounting results in the following:

(i) The Rock consolidated financial statements are a combination of REL at historical cost and Rock at fair value.

(ii) Shareholders' equity is presented as a continuation of REL; however, the capital structure is that of Rock.

(iii) The cost of the purchase was $15,958,356, being the aggregate of the fair value of the equity interest in Rock deemed to be given by REL to the shareholders of Rock and cash acquisition costs of $162,931. The following table summarize the fair value of the assets and liabilities of Rock:

Cash	$ 14,155,719
Accounts receivable and other assets	270,975
Accounts payable	(788,737)
Loans payable	(250,000)
Goodwill	2,570,399
Total	$ 15,958,356

At the time of the acquisition, Medbroadcast had approximately $35 million in tax loss carryforwards and other deductions. While management believes these loss carryforwards and other deductions have economic value, this economic value could not be recorded as a future income tax asset because it was not probable that the future tax asset would be realized. Accordingly, the excess purchase price was recorded as goodwill. As it becomes more likely than not that such future tax assets will be realized, they will first be recognized as a reduction of recorded goodwill until such goodwill has been reduced to $nil and thereafter as a reduction to income tax expense.

4. PROPERTY, PLANT AND EQUIPMENT

	DECEMBER 31, 2004	MARCH 31, 2004
Petroleum and natural gas properties	**$ 9,317,833**	$ 3,238,732
Other assets	**132,722**	75,134
	9,450,555	3,313.866
Accumulated depletion and depreciation	**(681,225)**	(346,720)
	$ 8,769,330	$ 2,967,146

At December 31, 2004, petroleum and natural gas properties included $1,940,887 (March 31, 2004, $41,208) of unproved property costs which have been excluded from the depletable base.

During the nine months ended December 31, 2004 $402,604 (year ended March 31, 2004, $263,108) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

At December 31, 2004, the Company applied the ceiling test calculation to its petroleum and natural gas properties using expected future market prices of: gas prices ranging from $6.60/mcf to $6.30/mcf, medium and light oil prices ranging from $47.00/bbl to $38.63/bbl, heavy oil prices ranging from $27.50/bbl to $25.75/bbl and natural gas liquids prices ranging from $35.65/bbl to $29.94/bbl.

5. ASSET RETIREMENT OBLIGATION

The asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at December 31, 2004 is approximately $1,010,500 (March 31, 2004 - $512,000), which will be incurred between 2006 and 2019. A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	DECEMBER 31, 2004	MARCH 31, 2004
Balance, beginning of period	**$ 282,090**	$ 232,414
Liabilities incurred during period	**203,260**	33,479
Accretion	**14,906**	16,197
Balance, end of period	**$ 500,256**	$ 282,090

6. SHARE CAPITAL

(a) Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

(b) Common shares issued:

COMMON SHARES OF REL	NUMBER	AMOUNT
Issued on incorporation	100	100
Flow-through shares	2,359,900	2,359,900
On acquisition (ii)	2,000,000	2,000,000
Issued and outstanding on March 31, 2003	4,360,000	4,360,000
Exercise of warrants (iii)	500,000	700,000
Issued and outstanding as at January 7, 2004	4,860,000	$ 5,060,000

COMMON SHARES OF ROCK	NUMBER	AMOUNT
Issued on business combination of Rock and REL (i)		
To former REL shareholders	3,875,040	$ 5,060,000
To former Rock shareholders	5,135,939	15,795,425
Redemption (iv)	(17,827)	(55,391)
Future tax effect of flow-through share renouncements (v)		(518,432)
Issued and outstanding as at March 31, 2004	8,993,152	$ 20,281,602
Redemption (iv)	(365)	(448)
Issued in private placement (vi)	266,666	994,473
Issued and outstanding as at December 31, 2004	9,259,453	$ 21,275,627

(i) The number of shares has been restated to reflect the 30 for 1 share consolidation which was effective February 18, 2004. Fractional shares have been rounded.

(ii) In January 2003 REL acquired all of the shares of a private oil and gas company. The cost of the purchase of $2,000,000 was assigned to property plant and equipment, being all of the assets of the acquired company.

(iii) In March 2003, 500,000 warrants to purchase 500,000 common shares of REL were issued to four officers of REL. The warrants had an exercise price of $1.40 per common share and were exercised prior to their expiration date of January 31, 2004.

(iv) In accordance with the terms of the share consolidation, shareholders holding 1,000 or less pre-consolidated common shares redeemed their shares for cash based on the value of $0.1129 per pre-consolidated share.

(v) The Company has renounced resource expenditures on flow-through shares issued by predecessor companies. At March 31, 2004, the Company was committed to spend $1.8 million on drilling and exploration activities on or before January 31, 2005 to satisfy flow-through share commitments. At December 31, 2004, all required expenditures had been made and completed the renouncements in February 2005.

(vi) On October 28, 2004, the Company entered into a private placement to issue 266,666 common shares at a price of $3.75 per share, or $1.0 million, to the outside directors of the Company.

As at December 31, 2004 no preference shares were outstanding.

(c) Stock options

The Company has a stock option plan (the "Plan") under which it may grant options to directors, officers and employees for the purchase of up to 865,617 common shares. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. The following table summarizes the status of the Company's stock option plan as at December 31, 2004 and March 31, 2004 and changes during the period ended on those dates:

	DECEMBER 31, 2004		MARCH 31, 2004	
	OPTIONS (000S)	WEIGHTED-AVERAGE EXERCISE PRICE ($)	OPTIONS (000S)	WEIGHTED-AVERAGE EXERCISE PRICE ($)
Outstanding at beginning of period	418,848	$ 3.39		
Granted	125,500	$ 3.79	418,848	$ 3.39
Cancelled	(11,961)	$ 3.39		
Outstanding at end of period	532,387	$ 3.49	418,848	$ 3.39

(d) Per share amounts

The weighted average number of common shares outstanding during the nine months ended December 31, 2004 of 9,054,879 (year ended March 31, 2004 - 4,790,196) was used to calculate earnings per share amounts. To calculate diluted common shares outstanding, the treasury method was used. Under this method, in-the-money options are assumed exercised and the proceeds used to repurchase shares at the year end date of December 31, 2004. As at December 31, 2004, an additional 56,941 (March 31, 2004 - 52,652) common shares were used to calculate diluted earnings per share.

7. STOCK-BASED COMPENSATION

Options granted to both employees and non-employees after March 31, 2003 are accounted for using the fair value method. The fair value of common share options granted in the nine months ended December 31, 2004 was estimated to be $120,000 (year ended March 31, 2004 - $326,000) as at the grant date using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate	4%
Expected life	3 year average
Expected volatility	30%
Expected dividend yield	0%

The estimated fair value of the options is amortized to expense and credited to contributed surplus over the option vesting period on a straight-line basis.

8. INCOME TAXES

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 38.62% (March 31, 2004: 38.12%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	DECEMBER 31, 2004	MARCH 31, 2004
Net income before income taxes	**$ 350,160**	$ 253,470
Statutory income tax rate	**38.62%**	38.12%
Expected income taxes	**$ 135,232**	$ 96,623
Add (deduct):		
Stock-based compensation	**59,970**	17,648
Non-deductible crown charges	**52,830**	93,952
Resource allowance	**(30,425)**	(8,411)
Change in valuation allowance	**(217,607)**	(130,029)
Provision for income taxes	**$ –**	$ 69,783
Current tax recovery of prior period	**(62,584)**	–
Provision for income taxes	**$ (62,584)**	$ 69,783

Future income tax assets or liabilities recognized on the consolidated balance sheets are comprised of temporary differences. These temporary differences are summarized as follows:

	DECEMBER 31, 2004	MARCH 31, 2004
Loss carryforwards	**$ 11,451,008**	$ 11,183,647
Property, plant and equipment	**1,579,570**	1,751,356
Non-coterminous year ends	**(559,177)**	–
Share issuance costs	**471,720**	511,449
Asset retirement obligation	**178,191**	(107,533)
Calculated future income tax asset	**13,121,312**	13,338,919
Valuation allowance	**(13,121,312)**	(13,338,919)
Future income taxes	**$ –**	$ –

At December 31, 2004, Rock and its subsidiary have tax pools aggregating $ 47.0 million (March 31, 2004 – $35.7 million) available for deduction against future taxable income of which $ 27.9 million (March 31, 2004 – $27.4 million) are non-capital losses. The non-capital losses expire as follows:

		($ millions)
2005	$	4.3
2006		3.0
2007		6.9
2008		8.7
2009		3.9
2010		0.4
2011		0.7
	$	27.9

9. FINANCIAL INSTRUMENTS

Rock's financial instruments included in the consolidated balance sheets are comprised of cash and cash equivalents, accounts receivable, other deposits, accounts payable and accrued liabilities and income taxes payable. The fair values of these financial instruments approximate their carrying amount due to the short-term nature of the instruments.

10. CREDIT RISK

A substantial portion of Rock's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

11. RELATED PARTY TRANSACTIONS

During the nine months ended December 31, 2004, there were no related party transactions. During the year ended March 31, 2004, Rock:

(a) paid consulting fees of $77,430 to a director and former officer, and

(b) paid interest, fees and loan principal of $237,638 to a shareholder.

12. COMMITMENTS

Obligations with a fixed term are as follows:

	2005	2006	2007	2008	2009
Lease of office premises	$ 154,569	$ 128,807	0	0	0

13. SUBSEQUENT EVENT

On March 14, 2005 the Company agreed to acquire from 14 different entities petroleum and natural gas properties for aggregate consideration of 10.3 million shares and $25.4 million. The cash will come out of the existing cash balances and expected borrowings from a $25 million facility from a Canadian chartered bank currently being finalized. The transactions are expected to close before May 31, 2005 and will be subject to purchase price adjustments.